



03050330

APF ENERGY

April 21, 2003

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

SUPPL

APR 22 2003

Re: APF Energy Trust (the "Company")
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	Dated
News Release	March 20, 2003
News Release	April 2, 2003
News Release	April 14, 2003
News Release	April 21, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Letter of Consent	March 19, 2003
Material Change (French)	March 19, 2003
Receipt for (Final) Short Form Prospectus	March 19, 2003
Receipt for (Final) Short Form Prospectus	March 19, 2003
Receipt for (Final) Short Form Prospectus	March 19, 2003
Material Change Report	April 2, 2003
Material Change Report	March 19, 2003
Material Change Report (French)	March 19, 2003
Decision Document	March 21, 2003
Notice of Annual Meeting	April 10, 2003
Short Form Prospectus	March 19, 2003

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

dlw 5/14

M:\Legal & Corporate\Regulatory\Securities Commissions\SEC - US\Exemption Letter March 20 03.doc

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President & C.O.O.



Exemption # 82-5166



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust announces monthly distribution of $0.185 per unit

Trust maintains its basic distribution at $0.170 per month, and declares a special distribution of $0.015 for the second month in a row.

April 21, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.185 per trust unit, comprised of a basic payment of $0.17 and a special payment of $0.015. Payment will be made on May 15, 2003, to unitholders of record on April 30, 2003. The ex-distribution date is April 28, 2003.

With this payment, APF will have paid twelve month trailing distributions of $1.905 per trust unit, providing unitholders with a cash yield of approximately 19% based on recent unit price of $10.00. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $12.505 per trust unit.

"The combination of high commodity prices, strong acquisitions and effective development has positioned APF to maintain at least the $0.17 per unit monthly distribution for the near term", commented APF's CEO, Martin Hislop. Based on 2003 commodity prices of USS$25.50 per barrel for oil and a gas price of C$5.65 per mcf, APF believes that a $0.17 per unit monthly distribution would represent a payout of approximately 80% of cash flow for the full 2003 year.

In other news, APF announced that it has renewed its unitholder rights plan and will seek ratification of the plan at its upcoming annual meeting, scheduled for June 11, 2003. The plan is a renewal of the one that had been in effect since 1999, with amendments to conform the plan to versions of rights plans now prevalent for public entities in Canada.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates.

Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. Not for distribution to U.S. newswire services or for distribution in the U.S.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

Exemption # 82-5166



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF Energy Trust announces monthly distribution of $0.185 per unit

Trust increases the basic distribution to $0.170 per month, and declares a special distribution of $0.015

March 20, 2003 – APF Energy Trust announces that its next monthly distribution will be $0.185 per trust unit, comprised of a basic payment of $0.17 and a special payment of $0.015. Payment will be made on April 15, 2003, to unitholders of record on March 31, 2003. The ex-distribution date is March 27, 2003.

With this payment, APF will have paid twelve month trailing distributions of $1.87 per trust unit, providing unitholders with a cash yield of approximately 18% based on recent unit price of $10.40. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $12.32 per trust unit.

For further information please contact:

Steve Cloutier, President & Chief Operating Officer
Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000
Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com
Internet: www.apfenergy.com



Exemption # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST COMPLETES $55 MILLION OFFERING OF TRUST UNITS

April 2, 2003 - APF Energy Trust has closed its recently announced equity offering of 5,300,000 trust units at $10.40 per trust unit for aggregate gross proceeds of $55.1 million, including the exercise of the underwriters' option. The syndicate of underwriters was led by Scotia Capital.

The first cash distribution in which these trust units will be entitled to participate will be for the month of April 2003 which will be paid on May 15, 2003.

The issue was offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the United States Securities Act of 1933 (the "Securities Act") and internationally as permitted.

The net proceeds of the issue will be used to fund the $45 million acquisition of Nycan Energy Corp., scheduled to close on or about April 25, 2003, to partially repay outstanding indebtedness, fund future acquisitions and capital expenditures and for general corporate purposes

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The trust units offered were not registered under the Securities Act and were not offered or sold in the United States absent an applicable exemption from the registration requirement. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, Vice President, Finance

Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com



Exemption # 82-5166



A P F E N E R G Y T R U S T

APF ENERGY TRUST RELEASES YEAR-END OPERATING AND FINANCIAL RESULTS

April 14, 2003

APF Energy Trust is pleased to present its operating results and audited financial statements for the year ended December 31, 2002.

SUMMARY OF OPERATING & FINANCIAL RESULTS

	3 months ended December 31		12 months ended December 31	
Operating	**2002**	**2001**	**2002**	**2001**
Daily production (average)				
Oil (bbl)	6,001	4,484	5,307	3,167
Gas (mcf)	19,776	16,523	18,488	15,391
NGL (bbl)	187	144	144	100
Total (boe: 6mcf = 1boe)	9,484	7,382	8,532	5,832
Production split				
Oil and NGL	65%	63%	64%	56%
Gas	35%	37%	36%	44%
Commodity prices (C$)				
Oil (per bbl)	35.80	27.87	33.66	33.64
Gas (per mcf)	4.74	2.87	3.83	4.94
NGL (per bbl)	30.63	15.76	25.15	30.97
Average (per boe, 6 mcf = 1boe)	33.14	21.60	29.65	31.94
Financial ($000, except per unit/boe amounts)				
Revenue	29,380	16,557	94,021	69,924
Per unit	1.32	1.08	4.59	5.56
Operating cash flow	7,112	6,121	43,788	33,995
Per unit	0.32	0.40	2.14	2.70
Net earnings	(942)	733	11,365	18,144
Per unit	(0.04)	0.05	0.55	1.44
Distributions	10,246	8,571	37,766	37,311
Per unit	0.46	0.55	1.81	2.98
Operating costs per boe	6.84	6.33	6.35	6.15
Operating netbacks per boe	20.60	13.44	17.83	20.42
Bank debt	88,000	59,250	88,000	59,250
Market				
Units outstanding (000)				
End of period	22,942	15,584	22,281	15,584
Average	22,270	15,337	20,470	12,578
Trading				
High ($)	10.71	10.65	11.19	13.40
Low ($)	9.00	8.75	9.00	8.75
Close ($)	9.79	9.85	9.79	9.85
Average Daily Volumes	84,300	45,700	68,700	46,500

MANAGEMENT'S DISCUSSION AND ANALYSIS

Production

Production volumes were 46% higher in 2002, primarily as a result of the acquisition of Kinwest Resources Inc. ("Kinwest") and its joint venture partner in May 2002 and the full impact of acquisitions in 2001. The Kinwest acquisition added production in APF's core area of Southeast Saskatchewan. Natural production declines were offset by production increases from successful development drilling programs primarily at Queensdale, Carlyle and Tatagwa in Southeast Saskatchewan and at Countess in Southeast Alberta. The acquisition of production in the Paddle River area closed on December 12, 2002 and the effect of the increased production will be fully recognized in 2003. Production in 2003 will also increase with the 2003 acquisitions of Hawk Oil Inc. in February and the expected closing of Nycan Energy Corp. in April.

Daily Production Volumes	2002	2001	Change
Crude oil (bbl/d)	5,307	3,167	68%
Natural gas (mcf/d)	18,488	15,391	20%
NGL (bbl/d)	144	100	44%
Total (boe/d)	8,532	5,832	46%

Marketing

In 2002, APF's production mix was 64% crude oil and NGL's and 36% natural gas. Crude oil was sold under 30 day evergreen contracts while approximately 53% of natural gas production was sold to aggregators pursuant to long-term contracts, with the remaining 47% sold on the spot market.

Prices

The benchmark West Texas Intermediate ("WTI") oil price averaged US$26.09 per bbl in 2002, 1% higher than the 2001 average of US$25.94. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price and adjusted for hedging. APF's oil price averaged $33.66 per bbl in 2002, compared to $33.64 per bbl in 2001.

Crude oil prices averaged US$33.80 per bbl through the first quarter of 2003, due primarily to supply concerns emanating from world events. The uncertainty over crude oil supplies has recently diminished and we have seen a reduction in prices to approximately US$28.00 per bbl. APF expects crude oil prices will continue to be volatile during 2003, but will still exceed the average for 2002.

APF's realized natural gas price for 2002 averaged $3.83 per mcf, 22% lower than the average realized price of $4.94 per mcf in 2001. The benchmark AECO price in Alberta fell by an average of 35 per cent from 2001 levels. However, during the 2002/03 winter season, storage volumes have been drawn down to very low levels as a result of cold temperatures in much of North America, resulting in gas prices being driven up to unusually high levels. APF expects higher gas prices during 2003 as supply concerns dominate the market.

Prices - After Hedging		2002		2001	Change
Crude oil (Cdn$/bbl)	$	33.66	$	33.64	0%
Natural gas (Cdn$/mcf)		3.83		4.94	-22%
NGL (Cdn$/bbl)		25.15		30.97	-19%
Total (Cdn$/boe)		29.65		31.94	-7%

Hedging

Commodity prices continued their volatility during 2002. APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production portfolio. Hedging activities reduced revenues by $3.9 million, reducing the realized oil price by $2.16 per bbl and increasing the natural gas price by $0.04 per mcf. Going forward, APF has the following hedges in place:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Hedged Price
January to March 2003	Crude oil	Swap	1,367 bbls	US$29.83/bbl
January to March 2003	Crude oil	Collar	1,700 bbls	US$24.82/bbl to US$27.85/bbl
January to March 2003	Natural gas	Collar	2,000 GJ	C$4.00 to C$7.80/GJ
January to December 2003	Natural gas	Swap	1,000 GJ	C$5.80
April to June 2003	Crude oil	Swap	2,833 bbls	US$28.40
April to October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06
April to December 2003	Natural gas	Swap	5,000 GJ	C$6.72
July to September 2003	Crude oil	Swap	2,667 bbls	US$27.79
October to December 2003	Crude oil	Swap	1,167 bbls	US$27.54

Revenue

Revenue, net of hedging transactions, increased 34% to $94.0 million in 2002 compared to $69.9 million in 2001, due to a combination of higher production volumes partially offset by lower natural gas prices.

000s except per boe amounts		2002	%		2001	%
Crude oil sales	$	69,390	74%	$	37,256	53%
Natural gas sales		25,534	27%		29,485	42%
NGL sales		1,320	1%		1,136	2%
Hedging		(3,899)	-4%		161	0%
Other		1,676	2%		1,886	3%
Total Revenue		94,021	100%		69,924	100%
Per boe	$	30.19		$	32.85	

Royalties

Royalties per barrel of oil equivalent produced were lower in 2002 due primarily to lower natural gas prices resulting in a lower crown royalty rate under the price-sensitive Alberta Crown royalty program.

000s except per boe amounts		2002		2001	Change
Crown royalties	$	10,905	$	7,236	51%
Freehold royalties		6,323		4,602	37%
Overriding royalties		1,479		1,526	-3%
Total royalties		18,707		13,364	40%
% of revenue after hedging		19.9%		19.1%	4%
Per boe	$	6.01	$	6.28	-4%

Operating costs

Operating costs increased 3% in 2002 to $6.35 per boe, due primarily to initial field optimization costs on newly acquired properties and higher energy costs. Continued high energy costs and general higher field costs associated with APF's current property portfolio are expected to negate any operating efficiencies initiated to reduce operating costs in 2003.

	2002	2001	Change
Operating costs (000s)	$ 19,748	$ 13,086	51%
Per boe	$ 6.35	$ 6.15	3%

Netbacks

The operating netback for 2002 was $17.83/boe, 13% lower than the $20.42/boe experienced in 2001 and reflects the 22% decline in natural gas prices during the year.

($/boe)	2002	2001	Change
Net Revenue (after hedging)	30.19	32.85	-8%
Royalties	6.01	6.28	-4%
Operating Costs	6.35	6.15	3%
Netback	17.83	20.42	-13%

General and administrative

General and administrative costs increased 38% in absolute terms over 2001 due to the significant increase in the asset base during 2002, but decreased 6% per barrel of oil equivalent produced.

	2002	2001	Change
General and administrative (000s)	$ 4,635	$ 3,360	38%
Per boe	$ 1.49	$ 1.58	-6%

Management fee

The Manager received a management fee equal to 3.5% of net production revenue. Management fees increased 31% in 2002 due to the 46% increase in production volumes and the resulting impact on production revenues. Management fees were eliminated with the internalization of the management contract at the end of 2002. In 2003 and future years, no management fees will be charged.

	2002	2002	Change
Management fee (000s)	$ 1,976	$ 1,503	31%
Per boe	$ 0.63	$ 0.71	-10%

Interest

Interest expense decreased 7% during 2002 due to lower interest rates and lower average debt levels. At December 31, 2002, APF had fixed the interest rate on $30 million of debt at an average rate of 3.76% plus applicable stamping fee, with $10 million maturing May 2003 and $20 million maturing November 2003.

	2002	2001	Change
Interest (000s)	$ 2,834	$ 3,048	-7%
Per boe	$ 0.91	$ 1.43	-36%

Depletion and amortization

Depletion and amortization increased 4% to $9.70 per boe in 2002, reflecting the current cost of acquisitions being higher than the historical average cost.

	2002	2001	Change
Depletion and amortization (000s)	$ 30,200	$ 19,779	53%
Per boe	$ 9.70	$ 9.29	4%

Site restoration

Site restoration increased 10% to $0.67 per boe in 2002, reflecting the increase in future estimated costs for site restoration liabilities from 2002 acquisitions.

	2002	2001	Change
Site restoration (000s)	$ 2,087	$ 1,293	61%
Per boe	$ 0.67	$ 0.61	10%

Taxes

Saskatchewan capital tax and federal large corporations tax increased 62% in 2002 and reflected the higher proportion of business in the province of Saskatchewan and higher paid up capital.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. This future income tax liability will not be paid by APF Energy, but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time. In 2002, APF recorded a recovery of income taxes of $7.13 million compared to $5.17 million in 2001, leaving a balance of $39.6 million in future income taxes payable at December 31, 2002.

	2002	2001	Change
Capital and other taxes (000s)	$ 1,901	$ 1,172	62%
Per boe	$ 0.61	$ 0.55	11%
Recovery of future income taxes (000s)	$ (7,133)	$ (5,174)	38%

Internalization of management contract

On December 18, 2002, the Unitholders approved the internalization of management and effective December 31, 2002, the Trust acquired all of the shares of APF Energy Management Inc. The acquisition resulted in the elimination of all management fees including the 3.5% fee on net operating income, a structuring fee of 1.5% on acquisitions and dispositions and the 1% residual royalty.

The total purchase price of the shares, including transaction costs, was $10.9 million, of which $4.6 million was paid in cash and $6.3 million was paid with trust units, a portion of which are subject to certain escrow provisions. Of the total, $7.3 million was recorded as an expense at December 31, 2002.

	2002
Intenalization of management contract (000s)	$ 7,297
Per boe	$ 2.31

Net Earnings

Earnings were down 37% to $11.4 million or $0.55 per trust unit ($0.55 diluted) in 2002 compared to $18.1 million or $1.44 per trust unit ($1.44 diluted) in 2001. Lower natural gas prices and the cost

associated with the internalization of the management contract more than offset higher production volumes.

Cash Distributions

Cash distributions for 2002 were $37.8 million, or $1.81 per trust unit, compared to $37.3 million or $2.98 per trust unit in 2001. The discrepancy between amounts earned and distributions paid to unitholders relates to the timing of the recognition of revenue for accounting purposes. During 2002, APF funded $5.1 million of capital expenditures from cash flow, resulting in a payout ratio of 88%. For 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with a target payout ratio of 80%.

Liquidity and Capital Resources

At December 31, 2002, APF had a revolving demand credit facility in the amount of $100 million, with a borrowing base of $100 million, of which $88 million was drawn. On February 5, 2003, the credit facility was amended to a revolving committed line of credit with a committed amount of $130 million and a borrowing base of $130 million. The ratio of net debt to total capitalization at the end of 2002 was 28 percent (28 percent in 2001).

December 31,	2002	2001
Long-term Debt ($000)	88,000	59,250
Working Capital/(Deficiency) ($000)	409	949
Net Debt ($000)	87,591	58,301
Units Outstanding (000)	22,942	15,584
Market Price ($)	9.79	9.85
Market Capitalization ($000)	224,602	153,502
Enterprize Value ($000)	312,193	211,803
Net Debt to Total Capitalization (%)	28	28

Unitholders' Equity

At December 31, 2002, APF had 22.94 million trust units outstanding and a market capitalization of approximately $224.6 million.

In February 2002, APF issued 3,250,000 million trust units at $9.75 per trust unit for gross proceeds of $31.7 million. These funds were initially used to reduce bank debt and ultimately to partially finance the Kinwest acquisition. 3,385,510 million trust units were also issued at a deemed price of $10.65 per trust unit as part of the Kinwest acquisition.

During 2002, 61,177 trust units (112,424 in 2001) were issued pursuant to the trust unit incentive plan for total proceeds of $0.5 million ($1.0 million in 2001).

Effective December 31, 2002, APF acquired all of the outstanding shares of APF Energy Management Inc., the Manager of APF. As part of the consideration, 661,850 trust units were issued of which 293,930 are held in escrow, 150,526 releasable over a three year period and 143,404 releasable over a four year period. The trust units held in escrow are eligible for distributions.

On April 2, 2003, APF closed the issue of 5,300,000 trust units at a price of $10.40 each for gross proceeds of $55.1 million.

Business Risks
APF is faced with a number of business risks that are inherent in the oil and gas industry and which can have an impact on distributions to unitholders. To mitigate these risks, APF follows appropriate policies and procedures in its ongoing operations and in its long-term strategic planning.

Financial and market risks associated with commodity prices and foreign currency exchange rates are mitigated through APF actively managing the sale of its own production to maximize price and through the use of a hedging program to hedge commodity prices and foreign currency rates with creditworthy counterparties. Hedging is employed as a risk management tool and not for speculation. Interest rates can be fixed through interest rate swaps.

There are inherent operational risks associated with oil and natural gas production, relating to the ability to produce, process and transport oil and natural gas; the ability to replace production and maintain reserves and environmental and safety risks associated with well and production facilities. To mitigate these risks, APF employs a strategy of operating a significant portion of its production, thereby providing greater control over operations; APF employees and contractors adhere to APF's safety program and keep current on changes to operating practices, and APF maintains insurance coverage to minimize the impact of operational losses.

APF's ability to grow is dependent upon its ability to raise debt and equity capital in the Canadian capital markets. APF has lines of credit with three Canadian financial institutions that provide debt financing for acquisitions. The issue of new equity allows APF to pay down debt while continuing to make acquisitions. If Canadian debt or equity markets were to become inaccessible to APF, it may affect the ability of APF to continue to replace production and maintain distributions.

Changing government royalty regulations, income tax laws, incentive programs relating to the oil and gas industry and changes in securities legislation are all examples of regulatory changes that can affect APF's activities.

Sensitivities to 2003 cash distributions are as follows:

	(000's)	Per Trust Unit	
Crude oil price - US$1 per bbl	3,022	$	0.10
Natural gas price - Cdn$0.10/mcf	981	$	0.03
US/Cdn exchange rate - $0.01	1,992	$	0.07
Interest rate - 1.0%	979	$	0.03
Crude oil production - 100 bbl/d	676	$	0.02
Natural gas production - 1 mmcf/d	1,130	$	0.04

These sensitivities include the issue of 5,300,000 new trust units in April 2003 and assumes the acquisition of Nycan closes at the end of April 2003.

Outlook
The acquisitions of Kinwest, Hawk Oil and the soon to close Nycan Energy, have enhanced the property portfolio of APF. With a market capitalization of over $300 million, production in excess of 13,000

boe/day and established reserves of 44 mmboe following the acquisition of Nycan, APF is well positioned to build for the future.

APF's growth will continue from its strategy of buying well and exploiting its land base through low-risk development drilling, recompletions and field optimizations. APF expects to spend $20 million on these initiatives in 2003.

APF is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. Despite the current volatility in the commodity markets due to world events, APF is committed to maintaining stable cash distributions over the long-term and believes that the outlook for both crude oil and natural gas pricing remains strong.

Consolidated Balance Sheets
As at December 31

	2002 $	2001 $
Assets		
Current assets		
Cash	950,402	2,042,909
Accounts receivable	21,111,316	9,979,202
Other current assets	2,778,962	2,376,422
	24,840,680	14,398,533
Site restoration fund	783,778	29,389
Goodwill (note 7)	11,475,761	-
Property, plant and equipment (note 5)	260,526,682	183,748,484
	297,626,901	198,176,406
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	16,943,193	10,024,004
Due to APF Energy Management Inc. (notes 8 and 13)	3,923,164	1,087,685
Cash distribution payable	3,564,891	2,337,582
	24,431,248	13,449,271
Future income taxes (note 12)	39,624,685	29,430,306
Long-term debt (note 8)	88,000,000	59,250,000
Site restoration liability (note 6)	6,227,096	3,637,539
	158,283,029	105,767,116
Unitholders' Equity		
Unitholders' investment account (note 10)	214,405,160	141,068,870
Accumulated earnings	35,588,861	24,224,117
Accumulated cash distributions	(110,650,149)	(72,883,697)
	139,343,872	92,409,290
	297,626,901	198,176,406

Contingencies (note 16)

Consolidated Statements and Operations and Accumulated Earnings
For the years ended December 31

	2002 $	2001 $
Revenue		
Oil and gas	92,344,559	68,038,666
Royalties expense, net of ARTC	(18,707,274)	(13,363,789)
Other	1,676,257	1,885,657
	75,313,542	56,560,534
Expenses		
Operating	19,747,770	13,086,271
General and administrative (note 13)	4,634,877	3,360,236
Management fee (note 13)	1,976,054	1,503,291
Interest on long-term debt	2,833,841	3,047,933
Depletion and amortization	30,200,479	19,778,736
Site restoration	2,087,066	1,292,645
Capital and other taxes	1,901,296	1,172,302
Internalization of management contract (note 8)	7,297,325	-
	70,678,708	43,241,414
Income before income taxes and minority interest	4,634,834	13,319,120
Recovery of future income taxes (note 12)	(7,133,279)	(5,173,528)
Income before minority interest	11,768,113	18,492,648
Minority interest (note 13)	403,369	348,984
Net income	11,364,744	18,143,664
Accumulated earnings – Beginning of year	24,224,117	6,080,453
Accumulated earnings – End of year	35,588,861	24,224,117
Net income per unit – basic and diluted	0.55	1.44

Consolidated Statements of Cash Flow
As at years ended December 31

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net income for the year	11,364,744	18,143,664
Items not affecting cash		
Depletion and amortization	30,200,479	19,778,736
Minority interest	403,369	348,984
Future income taxes	(7,133,279)	(5,173,528)
Internalization of management contract	7,036,629	-
Site restoration	2,087,066	1,292,645
Site restoration expenditures (note 6)	(170,611)	(395,611)
	43,788,397	33,994,890
Net change in non-cash working capital items		
Accounts receivable	(7,993,847)	339,583
Other current assets	(327,747)	(992,615)
Accounts payable and accrued liabilities	6,536,962	(2,412,295)
Due to related party / APF Management	(1,087,685)	401,697
Cash distribution payable	1,227,309	766,923
	(1,645,008)	(1,896,707)
Site restoration fund reserve	(754,389)	(29,389)
Cash distributions	(37,766,452)	(37,310,851)
	3,622,548	(5,242,057)
Investing activities		
Purchase of Alliance Energy Inc.	-	(38,866,268)
Kinwest Acquisition	(17,361,190)	-
Additions to property, plant and equipment	(20,978,686)	(16,224,837)
Purchase of oil and natural gas properties	(28,574,217)	(47,569,698)
Proceeds on sale of properties	10,569,331	6,903,199
Changes in non-cash working capital items – accounts payable	(560,244)	3,957,190
	(56,905,006)	(91,800,414)
Financing activities		
Issue of units for cash	32,250,016	78,394,000
Issue of units for cash upon exercise of stock options	553,982	990,492
Unit issue costs	(1,860,678)	(5,080,804)
Proceeds on issue of long-term debt – net	21,650,000	25,064,445
Distribution to 1% minority interest	(403,369)	(348,984)
	52,189,951	99,019,149
Change in cash during the year	(1,092,507)	1,976,678
Cash – Beginning of year	2,042,909	66,231
Cash – End of year	950,402	2,042,909

Supplemental information (note 15)

Consolidated Statements of Cash Distribution and Accumulated Cash Distributions
For the years ended December 31

	2002 $	2001 $
Oil and gas sales	92,344,559	68,038,666
Other	1,676,257	1,885,657
Gross overriding royalties and lessors' royalties	(7,802,341)	(6,128,274)
	86,218,475	63,796,049
Less		
Operating costs	19,747,770	13,086,271
General and administrative	4,316,930	2,893,732
Management fees	1,976,054	1,503,291
Debt service charges (including interest and principal)	2,833,841	3,047,933
Site restoration fund contribution	925,000	425,000
Capital and other taxes	1,901,296	1,172,302
Capital expenditures funded from cash flow	5,143,562	-
	36,844,453	22,128,529
Income subject to the Royalty	49,374,022	41,667,520
99% of income subject to the Royalty	48,880,283	41,250,845
Crown charges, net of Alberta Royalty Tax Credit	(10,795,884)	(7,163,159)
General and administrative costs of the Trust	(317,947)	(466,504)
	37,766,452	33,621,182
Repayment of capital	-	3,689,669
Cash distributed and available to be distributed	37,766,452	37,310,851
Cash distributed to date	34,201,561	34,973,269
Cash distribution payable	3,564,891	2,337,582
Actual cash distribution declared per unit	1.81	2.98
Opening accumulated cash distributions	72,883,697	35,572,846
Distribution declared and paid	34,201,561	34,973,269
Distribution declared and payable	3,564,891	2,337,582
Closing accumulated cash distributions	110,650,149	72,883,697

Notes to the Consolidated Financial Statements

1 Basis of presentation

APF Energy Trust (the "Trust")

The Trust is an open ended investment trust formed under the laws of the Province of Alberta. The beneficiaries of the Trust (the "Unitholders") are holders of royalty units issued by the Trust (the "Units").

APF Energy Inc. ("Energy")

Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, including certain initial properties and granting a royalty thereon to the Trust.

APF Energy Limited Partnership ("LP")

The LP was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties and granting a royalty thereon to the Trust.

2 Significant accounting policies

Consolidation

These consolidated financial statements include the accounts of the Trust, Energy and the LP and are referred to as "APF". Although there is no legal ownership between these entities, Energy and the LP through the royalty, effectively transfer all of the economic benefits of their operations to the Trust. The Unitholders also have the right to elect a majority of the directors of Energy.

Property, plant and equipment – oil and natural gas

APF follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in a cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements, which extend the economic life of the property, plant and equipment are capitalized. No general and administrative costs have been capitalized.

Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

Ceiling test

APF places a limit on the aggregate cost of capital assets which may be carried forward for amortization against revenues of future periods (the "ceiling test"). The ceiling test is a cost recovery test whereby the capitalized costs less accumulated depletion, site restoration and future taxes are limited to an amount equal to estimated undiscounted future net revenues from proven reserves based on year end

prices, plus the unimpaired costs of non-producing properties less estimated future general and administrative expenses, site restoration costs, management fees, financing costs and income taxes related to Energy that are not passed on to the Trust. Future distributions to Unitholders whether or not they are required under the Trust Indenture are not considered as future financing costs for purposes of the ceiling test. Costs and prices at the balance sheet dates are used. Any costs carried on the balance sheet in excess of the ceiling test amount are charged to earnings.

Depletion and amortization

The provision for depletion and amortization of oil and natural gas assets including tangible equipment is calculated using the unit-of-production method based on the estimated working interest share of proven reserves before royalties. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Site restoration and abandonment

The provision for estimated site restoration costs is determined using the unit-of-production method. Actual site restoration costs are charged against the accumulated provision.

Other equipment

All other equipment is carried at cost and is depreciated over the estimated useful life of the assets at annual rates varying from 10% to 30%.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets received and is assessed at least annually for impairment. The amount of the impairment is determined by deducting the fair value of APF's assets and liabilities from the fair value, to determine the implied fair value of goodwill and comparing that amount to the book value of APF's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impaired amount.

Joint ventures

Substantially all oil and natural gas production and exploitation activities are conducted jointly with others. Accordingly, the accounts reflect APF's proportionate interest in these activities.

Trust per unit calculations

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

The per unit income calculations are based on the weighted average number of units outstanding during the period. (2002 – 20,470,210 units; 2001 – 12,578,032 units).

The dilutive per unit calculations were based on additional incremental units of 57,569 from the incentive plans for a total of 20,527,779 (2001 – 29,928 and 12,607,960 units respectively).

Cash distributions declared per unit amount is based on actual distribution for units outstanding at the time of declaration.

Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

Cash distributions

Cash distributions are calculated on an accrual basis and are paid to the Unitholders based upon funds available for distribution.

Trust unit-based compensation plan

The Trust has a fixed Trust Unit option plan which is described in note 11. No compensation expense is recognized for this plan when Trust Units or Trust Unit options are issued to employees. Any consideration paid by employees on exercise of Trust Unit options or purchase of Trust Units is credited to Unitholders' investment account.

Income taxes

The Trust is an inter vivos trust for income tax purposes. As such, the Trust is taxable on any taxable income which is not allocated to the Unitholders. The Trust intends to allocate all taxable income to Unitholders. Should the trust incur any income taxes, the funds available for distribution will be reduced accordingly. Provision for income taxes is recorded in Energy at applicable statutory rates. Provision for income taxes is recorded in Energy using the liability method of accounting whereby the future income tax effect of any difference between the accounting and income tax basis of an asset or liability is booked.

Management estimates

The consolidated financial statements include certain management estimates that may require accounting adjustments based on future occurrences. The most significant estimates relate to depletion, amortization and ceiling test calculations for capital assets including future abandonment liabilities as they are based on engineering reserve estimates and estimated future costs.

3 Change in accounting policy

Effective January 1, 2002, APF adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") on accounting for stock-based compensation which apply to rights granted on or after January 1, 2002. APF does not record any compensation cost on grants to employees and directors.

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of natural gas properties. Therefore it is not possible to determine a fair value for the rights granted under the rights plan.

As it is not possible to determine the fair value of rights granted under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. For the year ended December 31, 2002, the charge to net income for the estimated cost associated with rights granted under the plan on or after January 1, 2002 would be $137,021.

Effective January 1, 2001, the treasury stock method was adopted for calculating diluted earnings per unit. Under this method, all in the money options are assumed issued and the proceeds from exercise are assumed to be used to purchase units at the average market price during the year. The incremental units are included in the denominator of the diluted earnings per unit calculation. The impact of the adoption of the new standard resulted in no change to the diluted net income per share.

4 Royalty

The Royalty is granted to the Trust pursuant to the Royalty Agreement. The Royalty consists of an entitlement to 99% of Royalty Income. The Royalty does not constitute an interest in land and the Trust is not entitled to take its share of production in kind.

"Royalty Income" means Net Production Revenues less the aggregate of the Debt Service Charges (including principal and interest), Management Fees (to the extent Other Revenues are insufficient to pay the Management Fees), G&A and taxes (including income taxes) or other applicable charges payable by Energy, less any advances made pursuant to the credit facilities of Energy to fund the payment of such costs and charges, which included changes to the working capital reserve and which, after July 1, 1998, provides for a working capital reserve to be maintained in Trust.

Net Production Revenue" means:

a) the amount received by Energy in respect of the sale of its interest in all Petroleum Substances produced from the Properties, together with net profit or loss from commodity price swaps (but not including ARTC, proceeds of disposition of Properties or Other Revenues);

less:

b) Operating Costs and all other expenditures paid or payable by or on behalf of Energy in respect of operating the Properties including, without limitation, the costs of gathering, treating, compressing, processing, transporting and marketing all Petroleum Substances produced from the Properties and all other amounts paid to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties and lessors' royalties, but excepting Crown Royalties and other applicable charges;

c) capital expenditures intended to improve or maintain production from the Properties, (but not to acquire Additional Properties or Replacement Properties), in excess of amounts borrowed or designated as Deferred Purchase Obligations in respect thereof, but not in excess of 10% of the annual net cash flow from the Properties;

d) net contributions to Energy's Site Restoration Fund and the Cash Reserve;

e) costs otherwise reimbursed by proceeds of business interruption, property damage and third party liability insurance less any such proceeds;

f) costs of generating Other Revenues; and

g) amounts required to be paid to the Trustee pursuant to the Trust Indenture, including, without limitation, amounts to be paid pursuant to indemnification provisions.

Energy and the LP are required to pay to the Trust on each Cash Distribution Date, 99% of Royalty Income received by Energy and the LP from the Properties for the period ending on the last day of the month immediately preceding the Cash Distribution Date.

The Trust pays Energy and the LP 99% of the Crown Royalties and other Crown charges in respect of production from or ownership of the Properties. Energy and the LP are at all times entitled to set off their right to be so reimbursed against its obligation to pay the Royalty.

Energy and the LP use Other Revenues to pay Management Fees, purchase Permitted Investments, pay for Additional Properties, Replacement Properties and capital costs, for net losses, if any, from currency swaps and for general corporate purposes, or to repay borrowing for such purposes.

5 Property, plant and equipment

	2002 $	2001 $
Property, plant and equipment	340,188,499	233,209,822
Accumulated depletion and depreciation	(79,661,817)	(49,461,338)
	260,526,682	183,748,484

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2002 amounted to $7,934,000 (2001 – $4,928,000).

6 Site restoration

Energy and the LP are responsible for future site restoration costs on all properties. At December 31, 2002 the future undiscounted estimated costs for the site restoration liabilities were $29,858,000, of which $6,227,096 has been provided for. The current year provision was $2,087,066 (2001 – $1,292,645).

A site restoration fund was established to fund future site reclamation and abandonment costs. Contributions to the site restoration fund during the year totalled $925,000 (2001 - $425,000) and have been deducted in calculating the income subject to the royalty. Expenditures for site restoration activities in 2002 were $170,611 (2001 – $395,611).

7 Acquisitions

a) Kinwest Energy Inc.

Effective May 30, 2002, Energy acquired all of the issued and outstanding shares of two private corporations, Kinwest Energy Inc. ("Kinwest") and Kinwest's joint venture partner (collectively the "Kinwest Acquisition"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

	2002 $
Net assets acquired at assigned values	
Bank overdraft	(3,045,701)
Other working capital	1,641,226
Property, plant and equipment	63,483,000
Goodwill	11,475,761
Debt assumed	(7,100,000)
Site restoration liability	(673,102)
Future income taxes	(15,410,013)
Total net assets acquired	50,371,171
Financed by	
Cash	13,042,044

Trust units issued (3,385,510 trust units)	36,055,682
Acquisition cost – due to related party	838,642
Acquisition costs	434,803
Total consideration	50,371,171

b) Alliance Energy Inc.

Effective April 11, 2001, Energy acquired all of the outstanding shares of Alliance Energy Inc. ("Alliance"). In aggregate the purchase price was satisfied by the payment of $35.3 million in cash, the issuance by the Trust of 0.9 million Trust Units at a deemed price of $10.05 per Trust Unit and the assumption of $8.45 million of debt.

Prior to Energy entering into an agreement to acquire Alliance, Alliance had agreed to acquire certain producing properties from an arm's length third party. The total consideration after adjustments was $42.5 million.

The acquisition of Alliance, excluding the properties noted above which are included in purchase of oil and natural gas properties, were accounted for using the purchase of an asset method of accounting with net assets acquired and consideration paid as follows:

	2001 $
Net assets acquired at assigned values	
Bank overdraft	(1,453,135)
Working capital deficiency	(1,172,881)
Capital assets	88,098,535
Long-term debt	(8,450,000)
Future income taxes	(29,950,852)
Provision for site restoration costs	(597,464)
Total net assets acquired	46,474,203
Financed by	
Trust units issued (901,599 trust units)	9,061,070
Bank financing	35,328,536
Acquisition costs – due to related party	701,143
Acquisition costs	1,383,454
Total consideration	46,474,203

8 Internalization of management contract

On December 18, 2002, Unitholders approved the acquisition of APF Energy Management Inc. (the "Manager"), effective December 31, 2002. The total cost included $9.25 million to purchase the management contract, plus the cost of

acquiring the working capital of the Manager and related transaction costs. Total consideration for the transaction consisted of a cash payment of $3.9 million and the issuance of 608,185 Trust Units to the shareholders of the Manager as detailed below:

	2002 $
Net assets acquired	
Cash	418,801
Working capital	629,363
Property, plant and equipment	4,512,104
Future income taxes	(1,917,644)
	3,642,624
Internalization of management contract expensed	7,297,325
	10,939,949

	2002 $
Total consideration	
Cash	3,923,164
Trust units (608,185 trust units)	6,337,288
Transaction costs	679,497
Total purchase price	10,939,949

Although the transaction did not close until January 3, 2003, all of the major conditions, including unitholder and regulatory approval, had been obtained by December 31, 2002. Accordingly, the transaction has been accounted for in 2002.

The consideration is to be paid through the issue of Trust Units is partially subject to escrow restrictions. In the case of Mr. Martin Hislop, Chief Executive Officer, 100% of the 150,526 Trust Units to be issued are subject to escrow for 3 years, released as to one third on each anniversary date of the transaction. In the case of Mr. Cloutier, President and Chief Operating Officer, 80% of the 125,590 Trust Units to be issued are subject to escrow for 4 years, released as to one quarter on each anniversary date of the transaction. The remaining Trust Units to be issued to non-management shareholders of the Manager were not subject to escrow restrictions. Retention bonuses paid by the Manager to three other officers were used to subscribe for 53,665 Trust Units at a price of $10.482 per Trust Unit at closing. These Trust Units are subject to the same escrow restrictions as those Trust Units issued to the President.

Prior to the acquisition, APF paid fees to the Manager equal to 3.5% of net production revenue, structuring fees of 1.5% on the purchase price of acquisitions

and dispositions, as well as the right to the residual 1% royalty. The internalization resulted in the elimination of all such fees under the management agreement.

9 Long-term debt

	2002 $	2001 $
Bank loans	88,000,000	59,250,000

At December 31, 2002, APF had a revolving demand credit facility with a syndicate of Canadian resident financial institutions. The total facility of $100.0 million was limited to the borrowing base as determined from time to time by the lenders, which at December 31, 2002 was $100.0 million. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The debt bears interest based on a sliding scale tied to APF's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125% to a maximum of the prime rate plus 1.5% (2001 – bank prime plus 0.125% to 1.5%) or where available, at Banker's Acceptances rates plus a stamping fee of 1.125% to 2.5% (2001 – 1.125% to 2.5%). The debt is collateralized by a $125.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts. At December 31, 2002, the rate was bank prime of 4.5% plus 0.25%.

On February 5, 2003, in conjunction with the acquisition of Hawk Oil Inc. (note 16), APF and its lenders amended the credit facility to enable APF to extend the revolving period for an additional 364 days by giving notice to the lenders no earlier than 180 days and no less than 90 days prior to the end of the revolving period. If the revolving period is not extended, the outstanding principal will be converted to a one-year non-revolving term loan commencing on the day immediately following the end of the then current revolving period. During the one-year term period, APF will pay 1/6th of the outstanding principal on the 180th day after the commencement of the one-year term period and 1/12th of the outstanding principal on the 90th day thereafter. The total facility was increased to $130.0 million, with a borrowing base on February 5, 2003, of $130.0 million. The debt will bear interest based on a sliding scale tied to APF's debt to cash flow ratio, from a minimum of the bank's prime rate plus 0.125% to a maximum of the prime rate plus 1.625%, or where available, at Banker's Acceptances rates plus a stamping fee of 1.125% to 2.00%. The debt will be collateralized by a $175.0 million demand debenture containing a first fixed charge on all the petroleum and natural gas assets of APF and an assignment of book debts and material gas contracts.

10 Unitholders' investment account

	2002		2001	
	Units	Amounts $	Units	Amounts $
Balance – Beginning of year	15,583,880	141,068,870	7,139,357	57,704,112

Issued to acquire Alliance	-	-	901,599	9,061,070
Issued for Kinwest Acquisition	3,385,510	36,055,682	-	-
Issued for cash	3,303,665	32,250,016	7,430,500	78,394,000
Cost of units issued	-	(1,860,678)	-	(5,080,804)
Units reserved for issuance (note 8)	608,185	6,337,288	-	-
Issued under the Trust Unit Incentive Plan	61,177	553,982	112,424	990,492
	22,942,417	214,405,160	15,583,880	141,068,870

The holders of Units are entitled to vote at any meeting of the Unitholders.

In 1999, the Trust created a Unitholders' Rights Plan and authorized the issuance of one right in respect of each Unit outstanding. Each right would allow Unitholders in specified circumstances, to acquire, on payment of an exercise price of $50.00, the number of Units having an aggregate market price equal to twice the exercise price of the rights.

11 Trust unit incentive rights plan

Pursuant to a Trust Unit Incentive Plan dated December 17, 1996 and amended February 1, 1998 (the "Plan"), employees and directors may be granted options to acquire Units of the Trust. The exercise price for each option was the market price of the Units at the time the option was granted. Options granted prior to February 1, 1998 vested immediately, while options granted on or after February 1, 1998 vest in one-third increments on the first, second and third anniversaries of their grant. The maximum term for each grant of options is five years. This Plan was terminated in 2001 and replaced with a new Trust Unit Incentive Rights Plan ("Rights Plan").

Under the Rights Plan, employees and directors may be granted rights to purchase Units of the Trust. The initial exercise price of rights granted under the Rights Plan may not be less than the current market price of the Trust Units as of the date of the grant and the maximum term of each right is not to exceed ten years. The exercise price is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed a percentage of APF's net book value of property, plant and equipment, as determined by the Trust.

During the year, there were no options (276,723 in 2001) granted to employees or directors to purchase trust units pursuant to the Plan.

A summary of the status of the Plan as of December 31, 2002 is as follows:

	2002		2001	
Trust Unit Options	**Units**	**Weighted average price $**	**Units**	**Weighted average price $**
Outstanding – Beginning of year	330,540	9.32	221,407	8.38
Granted	-	-	276,723	9.94

Exercised	(58,677)	9.05	(112,423)	8.81
Forfeited	(27,834)	11.62	(55,167)	9.61
Outstanding – End of year	244,029	9.13	330,540	9.32
Options exercisable – End of year	76,488	8.72	5,704	8.17

The following table summarizes options information under the Plan outstanding at December 31, 2002:

Range of Exercise prices $	**Number outstanding December 31, 2002**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**	**Number exercisable December 31, 2002**	**Weighted average price $**
7.00 – 7.99	42,568	2.18	7.15	17,902	7.15
8.00 – 9.00	18,232	1.25	8.04	17,398	8.00
9:01 – 10.00	183,229	3.16	9.70	41,188	9.70
	244,029		9.13	76,488	8.72

During the year, The Trust granted 441,233 rights (Nil in 2001) under the Rights Plan to employees and directors to purchase trust units at prices ranging from $9.73 to $10.80 per trust unit. Of these, 56,400 are subject to regulatory approval.

A summary of the Rights Plan at December 31, 2002 is as follows:

	2002	
Trust Unit Rights	**Number of rights**	**Weighted average price $**
Balance – Beginning of year	-	-
Granted	441,233	9.86
Exercised	(2,500)	9.73
Cancelled	(9,400)	9.73
Balance before reduction of exercise price	429,333	9.86
Reduction of exercise price	-	0.49
Balance – End of year	429,333	9.37

The following table summarizes information about the Rights Plan as at December 31, 2002.

Average exercise price at grant date $	Average adjusted exercise price $	Number of rights outstanding	Remaining contractual life of right (years)	Number of rights exercisable
9.86	9.37	429,333	9.24	-

12 Income taxes

Energy and the LP have approximately $60.4 million of unused tax pools at December 31, 2002 ($33.5 million - December 31, 2001) available to be used to offset future taxable income subject to certain restrictions of the *Income Tax Act.*

Energy had approximately $15.3 million in non-capital losses at December 31, 2002 ($14.6 million – December 31, 2001) of which $2.1 million expire in 2006 and the remainder through 2009.

The Unitholders are responsible for their own income taxes. Distributions are a combination of taxable income and a return of capital in the year received.

	2002 $	2001 $
Income before income taxes	4,634,834	13,319,120
Statutory tax rate	43.50%	43.95%
Expected tax provision	2,016,153	5,853,753
Effect on income tax of		
Net income of the Trust	(12,602,796)	(11,234,778)
Resource allowance	(595,472)	(211,474)
Non-deductible crown charges	47,436	32,245
Internalization of management contract	3,174,336	-
Capital tax	827,064	386,726
Provision for future income taxes	(7,133,279)	(5,173,528)
The future tax recorded on the balance sheet results from		
Capital assets in excess of tax value	46,282,019	35,838,224
Future tax losses that are likely to be utilized	(6,657,334)	(6,407,918)
	39,624,685	29,430,306

The Trust has $5,524,073 of capital loss to be used against any capital gain.

During 2002 there was $nil taxable income in the Trust (2001 – $nil).

Distributions paid are deducted from taxable income only to the extent needed to reduce taxable income in the Trust to zero. Generally, the distributions deducted for the Trust tax return are taxable income to the Unitholders.

Taxable income of the Trust is comprised of income from royalty, adjusted for crown royalties and resource allowance, less deductions for Canadian oil and natural gas property expense (COGPE), which is claimed at a rate of 10% on a declining balance basis and issue costs which are claimed at 20% per year on a straight-line basis. Any losses that occur in the Trust must be retained in the Trust and may be carried forward and deducted from taxable income for a period of seven years. The COGPE during 2002 and 2001 resulted from the purchase of royalty interests.

The amount of COGPE and issue costs remaining in the Trust are as follows:

	2002		2001	
	Per Trust Unit $	Amount $	Per Trust Unit $	Amount $
COGPE	4.08 [1]	93,627,423	4.87	67,554,268
Issue costs	0.22	5,083,457	0.30	5,223,417
	4.30	98,710,880	4.90	72,777,685

(1) Per Trust Unit amount is based on the actual number of Trust Units outstanding at year end of 22,942,417, inclusive of units reserved for issuance (2001 – 15,583,880).

13 Related party transactions

The Manager managed the business of APF pursuant to a management agreement. Fees payable to the Manager for management, advisory and administrative services included a fee equal to 3.5% of Net Production Revenue and structuring fees of 1.5% on both the purchase price of acquisitions and on the net proceeds of dispositions. In 2002, fees paid or payable to Manager on Net Production Revenues were $1,976,054 (2001 – $1,503,291) and structuring fees were $1,021,610 (2001 - $1,552,295). Structuring fees were accounted for as either part of the purchase price or as a reduction of the proceeds of disposition of oil and natural gas properties.

During the year, Energy reimbursed the Manager $2,294,470 (2001 - $2,247,681) for general and administrative expenses incurred on a cost recovery basis. These amounts are included in general and administrative expenses. In addition, Energy also acquired certain non-oil and gas business assets from the Manager for $850,000.

The Manager, through its ownership of 100% of the shares of APF, was entitled to receive 1% of the royalty income derived from the Properties. The 1% minority interest is included as an expense in the consolidated statement of operations. The amounts were $403,369 for 2002 and $348,984 for 2001.

The external management structure and all related management, acquisition and disposition fees, as well as the right to the 1% royalty were eliminated December 31, 2002 (see note 8).

14 Financial instruments

APF is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Derivative instruments are used by APF to reduce its exposure to fluctuations in commodity prices and foreign exchange rates. The fair values of these derivative instruments are based on an estimate of the amounts that would have been received or paid to settle these instruments prior to maturity.

The fair values of financial instruments that are included in the balance sheet, including long-term borrowings, approximate their carrying amount due to the short-term maturity of those instruments and the floating prime rate applied to long-term borrowings.

A substantial portion of APF's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks.

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financially sound counterparties. The following contracts were outstanding as at December 31, 2002. Based on estimated market values at December 31, 2002, had the contracts been settled at that time, APF would incur a cost of $2.6 million.

Term	Commodity	Type of contract	Average daily quantity	Average contract price	Price index
Jan. to Mar. 03	Crude oil	Collar	1,700 bbls	US$24.82 to US$27.85	WTI
Jan. to Mar. 2003	Crude oil	Fixed price	1,200 bbls	US$29.25	WTI
Apr. to June 2003	Crude oil	Fixed price	1,833 bbls	US$26.46	WTI
July to Sept. 2003	Crude oil	Fixed price	667 bbls	US$26.46	WTI
Jan. to Mar. 2003	Natural gas	Collar	2,000 GJ	C$4.00 to C$7.80	AECO
Jan. to Dec. 2003	Natural gas	Fixed price	1,000 GJ	C$5.80	AECO

At December 31, 2002, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
Jan. to May 2003	$10,000,000	3.40% plus stamping fee
Jan. to Nov. 2003	$20,000,000	3.94% plus stamping fee

The estimated market value of these interest rate contracts at December 31, 2002, had they been settled at that time, would be a cost of $0.2 million.

15 Supplemental information for the Statements of Cash Flows

	2002 $	2001 $
Cash payments related to certain items		
Cash payments		
Interest	2,842,585	3,265,931
Distributions to minority interests	414,776	337,877
Distributions to Unitholders	36,539,143	36,543,928
Capital taxes	2,164,850	576,829

During the year, 3,385,510 Trust Units were issued as partial consideration for the Kinwest Acquisition (2001 – 901,599 for the acquisition of Alliance).

16 Contingencies and commitments

a) APF has lease commitments relating to office buildings. The estimated annual operating lease rental payments for the buildings will be $0.5 million in 2003 through 2005, $0.6 million in 2006 and $0.9 million in 2007 and 2008, the remaining term of the leases.

b) APF is involved in certain legal actions that occurred in the ordinary course of business. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

17 Subsequent events

Acquisition of Hawk Oil Inc.

Effective February 5, 2003, APF acquired all of the issued and outstanding shares of Hawk Oil Inc. ("Hawk"). The purchase price of approximately $48.0 million was satisfied by a cash payment of $2.8 million, the issuance of 3.9 million Trust Units and the assumption of Hawk's bank debt of $9.0 million.

Offer to Purchase Nycan Energy Corp.

On March 10, 2003, APF entered into an agreement to make an offer to purchase all of the issued and outstanding shares of Nycan Energy Corp. ("Nycan") for $2.075 per share in cash. If accepted by holders of all of the Nycan shares, the offer will result in payment of approximately $36.86 million in cash and the assumption of Nycan's bank debt of approximately $7.9 million.

Agency Agreement and Prospectus Filing

APF and the Agents entered into an Agency Agreement pursuant to which the Agents agreed to offer and the Trust agreed to issue and sell up to 5,300,000 Trust Units at a price of $10.40 per Trust Unit. Closing of the offering and the issue of 5,300,000 Trust Units took place on April 2, 2003. The estimated net proceeds from the offering, after deducting expenses of the issue and after Agents' commissions will be in the amount of $52,114,000 and will be used to fund the acquisition of Nycan and repay debt.



Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW
Suite 3100
Calgary Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

March 19, 2003

We refer to the short form prospectus of **APF Energy Trust** dated March 19, 2003 relating to the distribution of 4,800,000 Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 8, 2002 to the shareholders of Hawk Oil Inc. ("Hawk") on the following financial statements:

- Balance sheets as at December 31, 2001 and 2000;
- Statements of operations and retained earnings and cash flows for the years ended December 31, 2001 and 2000.

We report that we have read the short form prospectus and all information specifically incorporated by reference with respect to Hawk and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other

PRICEWATERHOUSECOOPERS

purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

Exemption # 82-5166



MEYERS NORRIS PENNY LLP

March 19, 2003

APF Energy Trust
The Board of Directors of APF Energy Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the short form prospectus dated March 19, 2003 relating to the qualification for distribution of 4,800,000 trust units of APF Energy Trust.

We consent to the use in the prospectus of the following reports:

1. Our report dated March 27, 2002 to the Directors of Kinwest Resources Inc. on the following financial statements:
   - Balance sheets as at December 31, 2001, 2000 and 1999;
   - Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.
2. Our report dated April 24, 2002 to the Directors of Sellco Properties on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.

We report that we have read the short-form prospectus and all information specifically incorporated by reference with respect to Kinwest Resources Inc. and to Sellco Properties and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the regulatory authorities discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Meyers Norris Penny LLP

Chartered Accountants

Calgary, Canada
March 19, 2003


an independent member of
BAKER TILLY
INTERNATIONAL

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
7TH FLOOR, 715 – 5TH AVE. S.W., CALGARY, AB T2P 3E8
1-877-500-0792 PH. (403) 263-3385 FAX (403) 269-1438 www.mnp.ca.



Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. +1(403) 509-7490

March 19, 2003

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated March 19, 2003 relating to the sale and issue of 4,800,000 Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 2, 2001 to the shareholders of Alliance Energy Inc. on the following financial statements:

- Consolidated balance sheets as at November 30, 2000 and 1999;
- Consolidated statements of earnings and retained earnings (deficit) and cash flows for the years ended November 30, 2000 and 1999.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\Apaquett\Althen\APF\Letters 2003\Alliance Consent Prospectus_Mar 19 03

Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. +1(403) 509-7490

March 19, 2003

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated March 19, 2003 relating to the sale and issue of 4,800,000 Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 18, 2002 to the Unitholders of APF Energy Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2001and 2000;
- Consolidated statements of operations and retained earnings, cash flows and cash distributions and accumulated cash distributions for the years ended December 31, 2001 and 2000.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\Apaquett\Althen\APF\Letters 2003\APF Consent Prospectus_Mar 19 03



Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW
Suite 3100
Calgary Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

March 19, 2003

We refer to the short form prospectus of **APF Energy Trust** dated March 19, 2003 relating to the distribution of 4,800,000 Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 8, 2002 to the shareholders of Nycan Energy Corp. ("Nycan") on the following financial statements:

- Consolidated balance sheets as at December 31, 2001 and 2000;
- Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2001 and 2000.

We report that we have read the short form prospectus and all information specifically incorporated by reference with respect to Nycan and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other

PRICEWATERHOUSECOOPERS

purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

G:\Apaquett\CBJ\Nycan\Letter 2003\Consent March 2003

Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. +1(403) 509-7490

March 19, 2003

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated March 19, 2003 relating to the sale and issue of 4,800,000 Trust Units.

We consent to the use in the above-mentioned short form prospectus of our report dated March 19, 2003 to the Trustee of APF Energy Trust and the Directors of APF Energy Inc. on the following financial statements:

- Pro-forma consolidated balance sheet as at September 30, 2002;
- Pro-forma consolidated statements of operations and cash distributions for the year ended December 31, 2001 and the nine month period ended September 30, 2002.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the pro-forma combined financial statements that are within our knowledge.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.



Chartered Accountants
Calgary, Alberta

G:\Apaquett\Althen\APF\Letters 2003\Pro forma Consent Prospectus_Mar 19 03



Exemption # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825
Direct Tel. +1(403) 509-7490

March 19, 2003

To the Securities Regulatory Authorities in the various Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated March 19, 2003 relating to the sale and issue of 4,800,000 Trust Units.

We consent to the use in the above-mentioned short form prospectus of our report dated April 24, 2001 to the directors of Alliance Energy Inc. on the following financial statements:

- Schedule of revenues and expenses (the "Schedule") for each of the years in the three year period ended December 31, 2000 of the oil and gas properties (the "Properties") which are to be purchased by Alliance Energy Inc. under agreements dated December 14, 2000 and February 2, 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Schedule upon which we have reported or that are within our knowledge as a result of our audit of such Schedule.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\Apaquett\Althen\APF\Letters 2003\Sask Properties Consent Prospectus_Mar 19 03



March 19, 2003

NANCY PENNER
DIRECT DIAL: (403) 294-7011
EMAIL: npenner@parlee.com
OUR FILE #: 52932-49/NMP

VIA SEDAR

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
New Brunswick Office of the Administrator
Securities Branch
Nova Scotia Securities Commission
Newfoundland Department of Justice
Securities Division
Prince Edward Island Securities Commission

Dear Sirs:

Re: APF Energy Trust (the "Trust")

We refer to the final short form prospectus of the Trust dated March 19, 2003 (the "Prospectus") relating to the proposed issuance of 4,800,000 trust units of the Trust.

We hereby consent to the use of our firm name in the Prospectus and to the reference to our opinions on the face page and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

PLEASE REPLY TO CALGARY OFFICE

CALGARY
3400 Petro-Canada Centre
150–6 Avenue SW, Calgary, Alberta T2P 3Y7
Telephone: (403)294-7000 Fax: (403)265-8263

Established 1883
Patent & Trademark Agents
Web Site: www.parlee.com

EDMONTON
1500 Manulife Place
10180–101 Street, Edmonton, Alberta T5J 4K1
Telephone: (780)423-8500 Fax: (780)423-2870

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any similar document and is not to be relied upon for any other purpose without our express written consent.

Yours truly,

PARLEE McLAWS LLP

(Signed)
"Nancy Penner"
NMP/maz

Exemption # 82-5166


Burnet,
Duckworth
& Palmer LLP
Law Firm

March 19, 2003

DELIVERED VIA SEDAR

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the (final) short form prospectus dated March 19, 2003 (the "Prospectus") of APF Energy Trust ("APF") relating to the distribution of 4,800,000 trust units of APF.

We hereby consent to the use of our firm name on the second page of the Prospectus and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations", "Legal Matters" and "Interest of Experts" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(Signed) Burnet, Duckworth & Palmer LLP


BD&P

1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890 - 1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel



Exemption # 82-5166

LETTER OF CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

Re: Final Prospectus of APF Energy Trust

We are an investment banking firm with an office in Calgary, Alberta having prepared a fairness opinion (the "Fairness Opinion") dated November 18, 2002 to the Special Committee of the Board of Directors of APF Energy Inc. that the consideration payable by APF Energy Trust to acquire the shares of APF Energy Management Inc. was fair from a financial point of view to APF Energy Trust.

We refer to the Final Prospectus dated March 19, 2003 (the "Prospectus") relating to the offering of Trust Units by APF Energy Trust and hereby consent to the reference to our firm and to the Fairness Opinion in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Fairness Opinion or that is within our knowledge as a result of the services performed by us in connection with the Fairness Opinion.

Yours very truly,

CIBC WORLD MARKETS INC.

Per: (Signed) "Arthur Korpach"

Calgary, Alberta
Date: March 20, 2003


Exemption # 82-5166


ajm
Petroleum
Consultants

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Commission
Newfoundland Securities Commission

Re: Prospectus of APF Energy Trust (the "Trust")

We are a firm of independent petroleum engineering consultants of Calgary, Alberta having prepared an evaluation report (the "Report") of certain oil and gas properties of Nycan Energy Corp. The Report was dated November 14, 2002 and effective October 1, 2002.

We refer to the Prospectus dated March 19, 2003 (the "Prospectus") relating to the offering of Trust Units of the Trust and hereby consent to the reference to our firm under the heading "Interests of Experts" and to the use of our Report, which is summarized in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Yours truly,

AJM Petroleum Consultants

Robin G. Bertram, P.Eng.
Vice President, Engineering

Dated March 19, 2003

{K:\cdox\0052932\000049\C3014012.DOC;1}

1400, 734 - 7 Avenue S.W. Calgary, AB Canada T2P 3P8 / phone (403) 232-6600 / fax (403) 265-0862 / www.ajma.net





Exemption # 82-5166



Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

Re: <u>Final Prospectus of APF Energy Trust</u>

We are a firm of independent geological and petroleum engineering consultants of Calgary, Alberta having prepared corporate evaluation reports (the "Reports") of certain oil and gas properties of APF Energy Inc. and Hawk Oil Inc. The reports were:

- a report dated February 10, 2003 and effective January 1, 2003 evaluating properties of APF Energy Inc.;
- a report dated October 30, 2002 and effective October 1, 2002 evaluating the corporate reserves of Hawk Oil Inc. and a "Look Ahead Analysis" to January 1, 2003 in a report dated January 21, 2003.

We refer to the Final Prospectus dated March 19, 2003 (the "Prospectus") relating to the offering of Trust Units by APF Energy Trust and hereby consent to the reference to our firm and to the use of our Reports which are incorporated by reference in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Reports, or that is within our knowledge as a result of the services performed by us in connection with the Reports.

Yours very truly,

**GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.**

ORIGINALLY SIGNED BY

Myron J. Hladyshevsky, P. Eng.
Vice-President

Calgary, Alberta
Date: March 19, 2003



Exemption # 82-5166


FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-14

Le 19 mars 2003

Via SEDAR
Madame Josée DesLauriers
Directrice par intérim de la
direction des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : APF Energy Trust
Projet n° 00521845

Madame,

Au nom de APF Energy Trust, nous déposons la version française de l'avis de changement important daté du 19 mars 2003.

Le présent dépôt complète le dépôt effectué aujourd'hui par Parlee McLaws LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

#942225



Exemption # 82-5166



Securities
Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

APF ENERGY TRUST

Receipt for (Final) Short Form Prospectus dated **March 19, 2003** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **21st** day of **March, 2003**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #**520393**



Exemption # 82-5166



Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2003-30073

Final prospectus dated: 2003/03/19

This is to Certify that **APF Energy Trust** has/have made application to the Administrator under the Security Frauds Prevention Act for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the Security Frauds Prevention Act, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2003/03/21

This Certificate expires 2004/03/21

By Order of the Administrator under the
Security Frauds Prevention Act

"Andrew Nicholson"

Deputy Administrator,
Capital Markets

PROJECT#520393

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9



Exemption # 82-5166



Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2003-MC-0700

NUMÉRO DE PROJET SÉDAR: 520393

DOSSIER N° : 13904

Objet : APF Energy Trust
Demande de visa

Vu la demande présentée le 12 mars 2003;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières;

vu la partie 2 de la norme canadienne 44-101;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la directrice des marchés des capitaux octroie le :

> visa pour le prospectus simplifié du 19 mars 2003 de APF Energy Trust concernant le placement de 5 800 000 parts de fiducie au prix de 10,40 $ par part de fiducie.

Le visa prend effet le 21 mars 2003.

La directrice des marchés des capitaux,

(s) Josée Deslauriers
Josée Deslauriers

NLA/sv

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155



Exemption # 82-5166

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 76(2) of the *Securities Act, 1990* (Newfoundland).

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   April 2, 2003

3. Publication of the Material Change:

   News Release issued: April 2, 2003
   Canada Newswire

4. Summary of Material Change:

   The Trust has closed a new issue of 5,300,000 trust units of the Trust (which amount includes 500,000 trust units of the Trust which were issued pursuant to the Underwriters' Option) at $10.40 per trust unit for gross proceeds of $55.12 million in accordance with a final Prospectus filed with the securities regulators across Canada.

5. Full Description of Material Change

   The Trust has closed a new issue of 5,300,000 trust units of the Trust (which amount includes 500,000 trust units of the Trust which were issued pursuant to the Underwriters' Option) at $10.40 per trust unit for gross proceeds of $55.12 million in accordance with a final Prospectus filed with the securities regulators across Canada. The issue was complete on an underwritten basis by a syndicate led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners.

   The Trust will use the net proceeds to fund the previously announced proposed acquisition of Nycan Energy Corp. ("Nycan") and for general corporate purposes of APF Energy Inc. (including ongoing capital expenditures and future acquisitions), initially as a temporary repayment of its indebtedness. If the acquisition of Nycan is not completed, the Trust currently intends to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately

to use such funds for APF Energy Inc.'s general corporate purposes, including ongoing capital expenditures and future acquisitions.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Steven G. Cloutier
   President and Chief Operating Officer
   APF Energy Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 2nd day of April, 2003.

(Signed) "S. Cloutier"
Steven G. Cloutier
President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



Exemption # 82-5166

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act*, Alberta, Section 75(2) of the *Securities Act*, Ontario, Section 81(2) of the *Securities Act*, Nova Scotia, Section 67(1) of the *Securities Act*, British Columbia, Section 84(1)(b) of the *Securities Act*, Saskatchewan, Section 76(2) of the *Securities Act, 1990*, Newfoundland.

1. Reporting Issuer:

   APF Energy Trust ("Trust")

   Address: Suite 2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

2. Date of Material Change:

   March 10, 2003

3. Publication of the Material Change:

   News Release issued: March 10, 2003
   Canada Newswire

4. Summary of Material Change:

   <u>Offer to Purchase Shares of Nycan Energy Corp.</u>

   APF Energy Inc. ("APF") and Nycan Energy Corp. ("Nycan") have entered in a pre-offer agreement (the "Acquisition Agreement") dated as of March 10, 2003 pursuant to which APF agreed to make, directly or indirectly, an offer (the "Offer") to purchase all of the issued and outstanding common shares of Nycan (the "Nycan Shares"), including all Nycan Shares which may become outstanding on the exercise of options to purchase Nycan Shares.

   <u>Bought Deal Financing</u>

   In conjunction with the transaction, the Trust and APF also entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc. for an offering of $49.92 million ($60.32 million if the Underwriters' Option is exercised) of trust units of the Trust at a price of $10.40 per trust unit. The Offer is not conditional upon the completion of the bought deal offering.

5. Full Description of Material Change

   <u>Offer to Purchase Shares of Nycan</u>

   APF and Nycan have entered into the Acquisition Agreement pursuant to which APF agreed to make, directly or indirectly, the Offer to purchase all of the issued and outstanding Nycan Shares, including all Nycan's Shares which may become outstanding on the exercise of options to purchase Nycan Shares. Shareholders of Nycan holding or controlling an aggregate of approximately 77% of the issued and outstanding Nycan

Shares, on a fully diluted basis, have entered into agreements pursuant to which they have agreed to tender all of their shares to the Offer.

The Offer

APF and Nycan entered into the Acquisition Agreement pursuant to which APF agreed to make the Offer to purchase all of the issued and outstanding Shares for cash consideration of $2.075 per Nycan Share. The Acquisition Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 75% (the "Minimum Condition") of the Nycan Shares (calculated on a fully diluted basis) shall be tendered and not withdrawn under the Offer.

Approval by the Board of Directors

Under the Acquisition Agreement, Nycan represented that its board of directors had determined that the Offer is fair, from a financial point of view, to holders of Nycan Shares and will unanimously recommend acceptance of the Offer by the holders of Nycan Shares.

No Solicitation

Nycan also agreed with APF, among other things, that Nycan shall not, nor shall any of the officers, directors or employees of Nycan or any financial advisor, counsel, or other representative, directly or indirectly:

(a) solicit, initiate or encourage (including, without limitation, by way of furnishing information) the initiation or continuation of any inquiries, discussions, negotiations, proposals or offers from any party in respect of any matter or thing which is inconsistent with the successful completion of the Offer, including any Take-over Proposal; or

(b) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, the business, properties, operations, prospects or conditions (financial or otherwise) of Nycan or waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Nycan under confidentiality agreements, including, any "standstill" provisions thereunder;

If prior to the expiry of the Offer, a Superior Take-over Proposal is offered or made to the holders of Nycan Shares or Nycan, the Nycan board of directors may withdraw, modify or change any recommendation regarding the Offer if, in the opinion of the Nycan board of directors acting in good faith (after written advice from outside counsel), the failure to so withdraw, modify or change any recommendation regarding the Offer would be inconsistent with the performance by the directors of Nycan of their fiduciary duties under applicable laws.

Nycan also agreed to give APF 72 hours' advance notice of any Take-over Proposal that the board of directors of Nycan considers to be a Superior Take-over Proposal and it will not implement any Superior Take-over without first providing APF with an opportunity

to amend the Acquisition Agreement and revise the Offer to provide for substantially similar terms to the Superior Take-over Proposal.

Take-over Proposal

"Take-over Proposal" means, in respect of Nycan or its assets, any proposal or offer by an entity other than APF regarding any take-over bid (as defined by securities laws), merger, consolidation, amalgamation, arrangement, recapitalization, restructuring, liquidation, dissolution, reorganization, sale of a material amount of assets, sale of an amount of treasury shares (other than pursuant to the exercise of Nycan Options) such that a purchaser would thereafter beneficially own 20% of the issued and outstanding Nycan Shares, or other business combination or similar transaction involving Nycan other than the Offer.

Superior Take-Over Proposal

"Superior Take-over Proposal" means any *bona fide* written Take-over Proposal which, in the opinion of Nycan's board of directors, acting reasonably and in good faith and after consultation with its financial advisors, constitutes a commercially feasible transaction for which adequate financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances and, if consummated, would likely be superior to the Offer from a financial point of view to Nycan and to Nycan shareholders.

Non-Completion Fees

Nycan has agreed to pay APF a non-completion fee in the amount of $1.5 million in certain events.

Lock-up Agreements

APF has entered into the lock-up agreements with the directors, officers and shareholders of Nycan who hold or control an aggregate of 13,620,606 Nycan Shares (including Nycan Shares issuable on exercise of stock options), representing approximately 77% of the issued and outstanding Nycan Shares calculated on a fully diluted basis. Under the terms of the lock-up agreements, such parties have agreed to tender, and not withdraw, all of their Nycan Shares (including Nycan Shares issuable on exercise of the stock options) to the Offer in accordance with the terms and conditions of the Offer, subject to certain conditions.

Nycan Stock Options

The Offer is not made for options to purchase Nycan Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Nycan Shares and deposit the Nycan Shares in accordance with the Offer.

Termination

The Acquisition Agreement may be terminated by either APF or Nycan in certain circumstances including:

(a) by mutual written consent of APF and Nycan;

(b) by either APF or Nycan if APF shall not have taken up and paid for Nycan Shares under the Offer on or before the required time period following the expiry time of the Offer (the "Expiry Time") (as it may be extended) as a result of the failure of the Minimum Condition to be satisfied, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Acquisition Agreement to perform the obligations under the Acquisition Agreement required to be performed by it;

(c) by either APF or Nycan if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement and such order, decree, ruling or other action shall have become final and non-appealable, provided that the party seeking to terminate the Acquisition Agreement pursuant to this clause shall have used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

(d) by either APF or Nycan if the other party is in material breach of any material covenant, agreement, representation or warranty contained in the Acquisition Agreement;

(e) by APF if any of certain conditions set forth in Section 2 of the Acquisition Agreement are not satisfied, prior to the making of the Offer;

(f) by APF upon the occurrence of one or more of the events pursuant to which the Non-Completion Fee would be payable; or

(g) by Nycan if APF has not take up any Nycan Shares under the Offer within 60 days following the initial Expiry Time.

Conditions of the Offer

APF reserves the right to withdraw or terminate the Offer and not take up and pay for, or extend the period of time during which the Offer is open and postpone taking up and paying for, any Nycan Shares deposited under the Offer unless the conditions of the Offer, are satisfied or waived by APF. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time and at the time APF first takes up and pays for Nycan Shares under the Offer, at least 75% of the outstanding Nycan Shares (calculated on a fully diluted basis).

The conditions of the Offer are for the exclusive benefit of APF and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that APF may have.

Bought Deal Financing

In conjunction with the take-over the Trust and APF have entered into an agreement to sell $49.92 million of trust units on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Canaccord Capital

Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners.

The net proceeds of the offering will be used to fund the acquisition of Nycan, and for general corporate purposes. The offering is not conditional on the completion of the Offer. In the event the proposed acquisition is not completed, the net proceeds will be used to temporarily reduce bank indebtedness of APF, fund future acquisitions, fund APF's capital expenditures program and for general corporate purposes.

The offering is expected to close on or about April 2, 2003.

The offering of the trust units is being made only in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities.

6. Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):

   Not Applicable

7. Omitted Information:

   Not Applicable

8. Senior Officer: Steven G. Cloutier
   President and Chief Operating Officer
   APF Energy Inc.
   2100, 144 4th Avenue S.W.
   Calgary, Alberta
   T2P 3N4

9. The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 19th day of March, 2003.

(Signed) "Steven G. Cloutier"
Steven G. Cloutier
President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.



AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust (la « Fiducie »)

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

2. Date du changement important

Le 10 mars 2003

3. Publication du changement important

Émission du communiqué de presse : le 10 mars 2003
Canada Newswire

4. Sommaire du changement important

Offre d'achat visant les actions de Nycan Energy Corp.

APF Energy Inc. (« APF ») et Nycan Energy Corp. (« Nycan ») ont conclu en date du 10 mars 2003 une convention préalable à l'offre (la « convention d'acquisition ») aux termes de laquelle APF a convenu de présenter, directement ou indirectement, une offre d'achat (l'« Offre ») visant la totalité des actions ordinaires émises et en circulation de Nycan (les « actions de Nycan »), y compris les actions de Nycan pouvant être mises en circulation au moment de la levée d'options d'achat d'actions de Nycan.

Acquisition ferme

En même temps que l'opération, la Fiducie et APF ont également conclu une convention d'acquisition ferme avec un syndicat de preneurs fermes dirigé par Scotia Capitaux Inc. relativement à un placement de parts de fiducie de la Fiducie totalisant 49,92 M$ (60,32 M$ si l'option des preneurs fermes est levée) au prix de 10,40 $ chacune. La réalisation de l'acquisition ferme n'est pas une condition de l'Offre.

5. Description complète du changement important

Offre d'achat visant les actions de Nycan

APF et Nycan ont conclu la convention d'acquisition aux termes de laquelle APF a convenu de présenter, directement ou indirectement, l'Offre visant l'achat de la totalité des actions de Nycan émises et en circulation, y compris les actions de Nycan pouvant être mises en circulation au moment de la levée d'options d'achat d'actions de Nycan. Des actionnaires de Nycan détenant globalement environ 77 % des actions de Nycan émises et en circulation, compte tenu de la dilution, ou exerçant une emprise sur un tel pourcentage de ces actions, se sont engagés à déposer la totalité de leurs actions en réponse à l'Offre.

L'Offre

APF et Nycan ont conclu la convention d'acquisition aux termes de laquelle APF a convenu de présenter l'Offre visant l'achat de la totalité des actions émises et en circulation moyennant une contrepartie en espèces de 2,075 $ par action de Nycan. La convention d'acquisition prévoit que l'Offre est assujettie à certaines conditions, notamment qu'au moins 75 % des actions de Nycan (compte tenu de la dilution) soient déposées en réponse à l'Offre, sans être retirées (la « condition minimale »).

Approbation du conseil d'administration

Conformément à la convention d'acquisition, Nycan a déclaré que son conseil d'administration avait décidé que l'Offre était équitable, sur le plan financier, pour les porteurs d'actions de Nycan et qu'il recommandera à l'unanimité à ces derniers d'accepter l'Offre.

Interdiction de sollicitation

Nycan a également convenu avec APF, entre autres choses, que ni elle, ni les membres de sa direction, ses administrateurs ou ses employés ni un conseiller financier, conseiller juridique ou autre représentant ne feraient, directement ou indirectement, l'une ou l'autre des choses suivantes :

a) solliciter, provoquer ou encourager (y compris en fournissant des renseignements) l'amorce ou la poursuite de demandes, de discussions, de négociations, de propositions ou d'offres de la part de quiconque relativement à toute question ou chose qui va à l'encontre de la réalisation de l'Offre, y compris une proposition de prise de contrôle;

b) prendre part à des discussions ou à des négociations relatives à l'entreprise, aux propriétés, à l'exploitation, aux perspectives ou à la situation (financière ou autre) de Nycan ou fournir à quiconque des renseignements sur ce qui précède ou encore renoncer à des droits ou d'autres avantages dont Nycan peut se prévaloir aux termes de conventions de confidentialité, y compris les dispositions de « statu quo » prévues dans celles-ci, s'abstenir d'une autre manière d'exercer de tels droits ou autres avantages ou conclure des conventions ou participer à des négociations ou à des discussions en vue d'y renoncer ou de s'abstenir de les exercer;

Si, avant l'expiration de l'Offre, une proposition de prise de contrôle supérieure est présentée aux porteurs d'actions de Nycan ou à Nycan, le conseil d'administration de cette dernière pourra retirer ou modifier toute recommandation à l'égard de l'Offre s'il juge, de bonne foi (après avoir obtenu un avis écrit de ses conseillers juridiques externes), que le fait de ne pas retirer ou modifier la recommandation en question serait contraire aux obligations de loyauté et de bonne foi qui lui incombent en vertu des lois applicables.

Nycan a également convenu de donner un préavis de 72 heures à APF de toute proposition de prise de contrôle que le conseil d'administration de Nycan juge être une proposition de prise de contrôle supérieure et de ne pas mettre en œuvre une telle proposition sans d'abord donner à APF la possibilité de modifier la convention d'acquisition et de réviser l'Offre de manière à ce qu'elle comporte des modalités sensiblement similaires à celles de la proposition de prise de contrôle supérieure.

Proposition de prise de contrôle

Une « proposition de prise de contrôle » désigne, à l'égard de Nycan ou de son actif, une proposition ou une offre faite par une personne autre que APF en vue d'une offre publique d'achat (au sens des lois sur les valeurs mobilières), d'une fusion, d'un regroupement, d'un arrangement, d'une restructuration du capital ou de l'entreprise, d'une liquidation, d'une dissolution, d'une réorganisation, de la vente d'une partie importante de l'actif, de la vente d'un nombre suffisant de nouvelles actions (autrement que dans le cadre de la levée d'options de Nycan) pour permettre à l'acquéreur de devenir propriétaire véritable de 20 % des actions de Nycan émises et en circulation ou une autre forme de regroupement d'entreprises ou une opération similaire touchant Nycan, autre que l'Offre.

Proposition de prise de contrôle supérieure

Une « proposition de prise de contrôle supérieure » désigne une proposition de prise de contrôle écrite de bonne foi dont le conseil d'administration de Nycan juge, en agissant raisonnablement et de bonne foi et après avoir consulté ses conseillers financiers, qu'elle constitue une opération réalisable sur le plan des affaires à l'égard de laquelle des arrangements financiers adéquats ont été pris et qui pourrait être réalisée dans un délai raisonnable dans les circonstances et qui, si elle était réalisée, serait supérieure à l'Offre, sur le plan financier, pour Nycan et les actionnaires de Nycan.

Frais de non-réalisation

Nycan a convenu de verser à APF, dans certaines circonstances, des frais de non-réalisation de 1,5 M$.

Conventions de blocage

APF a conclu des conventions de blocage avec les administrateurs, les membres de la direction et les actionnaires de Nycan qui détiennent un nombre global de 13 620 606 actions de Nycan (y compris les actions de Nycan pouvant être émises au moment de la levée d'options d'achat d'actions), soit environ 77 % des actions de Nycan émises et en circulation, compte tenu de la dilution, ou qui exercent une emprise sur un tel pourcentage de ces actions. Conformément aux modalités des conventions de blocage, ces parties ont convenu de déposer, sans les retirer, la totalité de leurs actions de Nycan (y compris les actions de Nycan pouvant être émises au moment de la levée d'options d'achat d'actions) en réponse à l'Offre conformément aux modalités de celle-ci, sous réserve de certaines conditions.

Options d'achat d'actions de Nycan

L'Offre ne vise pas les options d'achat d'actions de Nycan. Les porteurs de ces options qui souhaitent accepter l'Offre devraient, dans la mesure où les modalités de celles-ci l'autorisent, lever ces options de manière à obtenir un certificat représentant les actions de Nycan et déposer les actions de Nycan conformément à l'Offre.

Résiliation

La convention d'acquisition peut être résiliée par APF ou Nycan dans certaines circonstances, notamment les suivantes :

a) par consentement écrit mutuel de APF et de Nycan;

b) par APF ou Nycan, si APF n'a pas pris en livraison et payé les actions de Nycan déposées en réponse à l'Offre dans les délais prévus après l'heure d'expiration de l'Offre (l'« heure d'expiration ») (telle que celle-ci peut être prorogée) parce que la condition minimale n'a pas été remplie, à moins que cette situation ne soit attribuable au fait que la partie qui souhaite résilier la convention n'a pas rempli les obligations qui lui incombaient aux termes de celle-ci;

c) par APF ou Nycan, si un tribunal compétent ou un organisme ou une commission gouvernemental, réglementaire ou administratif a rendu une ordonnance, un jugement ou une décision ou a pris une autre mesure ayant pour effet d'empêcher ou d'interdire, de façon permanente, l'une ou l'autre des opérations envisagées par la convention d'acquisition et que cette ordonnance, ce jugement, cette décision ou cette autre mesure est final et sans appel, à la condition que la partie qui souhaite résilier la convention d'acquisition conformément à cette disposition ait fait tous les efforts raisonnables, sur le plan des affaires, afin de faire retirer l'ordonnance, le jugement, la décision ou la mesure;

d) par APF ou Nycan, si l'autre partie a violé de façon déterminante un engagement, une convention, une déclaration ou une garantie important qui figure dans la convention d'acquisition;

e) par APF, si l'une ou l'autre des conditions énoncées à l'article 2 de la convention d'acquisition ne sont pas remplies avant la présentation de l'Offre;

f) par APF, si un ou plusieurs événements donnant lieu au versement des frais de non-réalisation surviennent;

g) par Nycan, si APF n'a pris en livraison aucune action de Nycan aux termes de l'Offre dans les 60 jours suivant l'heure d'expiration initiale.

Conditions de l'Offre

APF se réserve le droit de retirer l'Offre ou d'y mettre fin, de ne pas prendre en livraison ni payer les actions de Nycan déposées en réponse à l'Offre, de prolonger la durée de l'Offre ou de reporter la prise en livraison et le paiement des actions de Nycan déposées si les conditions de l'Offre ne sont pas remplies ou si elles n'y a pas renoncé. L'une des conditions de l'Offre est qu'au moins 75 % des actions de Nycan en circulation (compte tenu de la dilution) soient valablement déposées, sans être retirées, en réponse à l'Offre avant l'heure d'expiration et au moment où APF prend en livraison et paie des actions de Nycan aux termes de l'Offre pour la première fois.

Les conditions de l'Offre sont dans l'intérêt exclusif de APF et celle-ci peut y renoncer, à son entière discrétion, en totalité ou en partie, à tout moment, tant avant qu'après l'heure d'expiration, sans préjudice de ses autres droits.

Acquisition ferme

En même temps que l'offre publique d'achat, la Fiducie et APF ont conclu une convention visant la vente de parts de fiducie totalisant 49,92 M$ par voie d'acquisition ferme. Les parts de fiducie sont achetées par un syndicat de preneurs fermes dirigé par Scotia Capitaux Inc. et constitué de Marchés mondiaux CIBC Inc., BMO Nesbitt Burns Inc., Financière Banque Nationale Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee, Corporation Recherche Capital et Griffiths McBurney & Associés.

Le produit net du placement sera affecté au financement de l'acquisition de Nycan et aux fins générales de l'entreprise. La réalisation du placement n'est pas une condition de l'Offre. Si l'acquisition projetée n'est pas réalisée, le produit net sera affecté à la réduction temporaire de la dette bancaire, au financement des acquisitions futures, au financement du programme de dépenses en immobilisations et aux fins générales de l'entreprise de APF.

La clôture du placement devrait avoir lieu vers le 2 avril 2003.

Le placement des parts de fiducie est effectué uniquement au Canada au moyen d'un prospectus simplifié et est assujetti à l'approbation des organismes de réglementation des valeurs mobilières.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé)

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale :

Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta)
T2P 3N4

9. Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 19 mars 2003

(signé) « Steven G. Cloutier »
Steven G. Cloutier
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

Exemption # 82-5166


A·S·C
ALBERTA·SECURITIES·COMMISSION

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

APF ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated March 19, 2003.

DATED at Calgary, Alberta this March 21, 2003

"Kenneth Parker"
Kenneth Parker, CA
Director, Capital Markets

SEDAR Project # 00520393



Exemption # 82-5166



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6598

April 10, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilieres du Quebec
Saskatchewan Securities Commission
Toronto Stock Exchange

Dear Sirs:

Subject: APF Energy Trust

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Trust:

1.	Meeting Type	:	Annual and Special
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	001 85T 202
4.	Record Date	:	May 12, 2003
5.	Meeting Date	:	June 11, 2003
6.	Meeting Location	:	Calgary, Alberta

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Laura Leong
Corporate Trust Officer
Corporate Trust Department
Direct Dial No. (403) 267-6893
Fax: (403) 267-6598

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above-mentioned address and telephone number.*

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

Short Form Prospectus

New Issue **March 19, 2003**



A P F E N E R G Y T R U S T

$49,920,000
4,800,000 Trust Units
$10.40 Per Trust Unit

APF Energy Trust (the "Trust") is hereby qualifying for distribution 4,800,000 trust units (the "Trust Units") of the Trust at a price of $10.40 per Trust Unit.

The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "AY.UN". The Trust has applied to list the Trust Units offered hereunder on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On March 18, 2003, the last trading day prior to the filing of this short form prospectus, the closing price of the Trust Units on the TSX was $10.28 per Trust Unit. The price of the Trust Units offered hereby was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$10.40	$0.52	$9.88
Total	$49,920,000	$2,496,000	$47,424,000

Notes:

(1) Before deducting expenses of this offering, estimated to be $250,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an aggregate of 1,000,000 Trust Units on the same terms as set forth above, exercisable until 48 hours prior to the date of closing. The Underwriters' Option and the Trust Units issued upon exercise of the Underwriters' Option are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before deducting expenses of this offering, will be $60,320,000, $3,016,000, and $57,304,000, respectively. See "Plan of Distribution".

In the opinion of counsel, the Trust Units will not be precluded as investments under those statutes referred to under "Eligibility for Investment".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to APF Energy and to which APF Energy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of this offering will be used by the Trust to fund the proposed acquisition of Nycan by APF Energy and for general corporate purposes of APF Energy, (including ongoing capital expenditures and future acquisitions), initially as a repayment of its indebtedness. See "Relationship Between APF Energy's Lenders and Underwriters" and "Use of Proceeds".

The offering is scheduled to close on or about April 2, 2003 which is after the record date for the distribution by the Trust to Unitholders to be paid on April 15, 2003. Accordingly, subscribers who purchase Trust Units pursuant to the offering will not be eligible to receive the distribution that will be paid to Unitholders on April 15, 2003 but will be eligible to receive the distributions that will be paid to Unitholders on or about May 15, 2003.

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subject to applicable laws, the Underwriters may, in connection with this offering, over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution". Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing is expected to take place on or about April 2, 2003.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu	**"bcf"**	1,000,000,000 cubic feet
"md"	millidarcy	**"mcf/d"**	1,000 cubic feet per day
"NGLs"	natural gas liquids	**"mmcf/d"**	one million cubic feet per day
"bbls"	barrels	**"BTU"**	British thermal unit
"mbbl"	1,000 barrels	**"mmbtu"**	1,000,000 BTUs
"bbl/d"	barrels per day		
"mstb"	thousand standard barrels	**"boe"**	barrels of oil equivalent
		"mboe"	1,000 barrels of oil equivalent
"mcf"	1,000 cubic feet	**"boe/d"**	barrels of oil equivalent per day
"mmcf"	1,000,000 cubic feet	**"m"**	meters
		"km"	kilometers

Note: **For the purposes of this document, six mcf of natural gas and one bbl of NGL each equal one bbl of oil, such conversion not being based on either price or energy content.**

"**Acquisition**" means the proposed acquisition of Nycan by APF Energy, as contemplated in a pre-offer agreement dated March 10, 2003, between APF Energy and Nycan.

"**APF Management**" means APF Energy Management Inc.

"**APF Partnership**" means APF Energy Limited Partnership.

"**APF Reserve Report**" means the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership using January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July, 2002 provided by APF Energy to GLJ.

"**ARC**" means Alberta Royalty Tax Credit.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"**Hawk**" means Hawk Oil Inc.

"**Hawk Reserve Report**" means the report of GLJ dated October 30, 2002 and effective October 1, 2002, evaluating the petroleum and natural gas properties of Hawk, and mechanically updated to January 1, 2003.

"**Kinwest**" means Kinwest Resources Inc.

"**Nycan**" means Nycan Energy Corp.

"**Royalty**" means the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.

"**Sellco**" means 987687 Alberta Ltd.

"**Sellco Properties**" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest.

"Southeast Saskatchewan Properties" means the oil and gas properties acquired by Alliance Energy Inc. (now APF Energy, by amalgamation) on April 30, 2001 in the Queensdale, Tatagwa, Ingoldsby, Carlyle, Star Valley, Lost Horse Hills, Macoun, Sherwood, Skinner Lake and Innes areas.

"Unitholder" means a holder of Trust Units of the Trust.

"Warrant" means warrants of the Trust, each whole warrant entitling the holder thereof to acquire one Trust Unit of the Trust until May 30, 2003 in exchange for $10.65.

All dollar amounts are stated in Canadian dollars except where otherwise stated.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP, the Trust Units will, at the date of closing of this offering, and subject to the assumptions contained in "Canadian Federal Income Tax Considerations" being met at the date of closing, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the *Income Tax Act* (Canada) and will not constitute foreign property for those plans. The foregoing opinion assumes that there will be no changes in the applicable legislation currently in effect prior to the date of issue of the Trust Units.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
An Act respecting insurance (Québec)
An Act respecting trust companies and savings companies (Québec) (except for trust companies with respect to funds, other than deposits, which are administered for other persons)
Supplemental Pension Plans Act (Québec)

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294-1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above-mentioned address and telephone number.

The following documents of the Trust, Alliance Energy Inc. ("Alliance"), Hawk and Nycan which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Annual Information Form of the Trust dated May 17, 2002, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2001 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated June 21, 2001, as it relates to the acquisition of Alliance and the Southeast Saskatchewan Properties, as to only those portions thereof which appear under the headings "Financial Statements - Audited Operating Statements for Saskatchewan Properties" and "Financial Statements - Operating Statements (Unaudited) for Saskatchewan Properties";

(c) the Information Circular of the Trust dated April 18, 2002 relating to the annual general and special meeting of Unitholders of the Trust held on June 3, 2002 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the three months and nine months ended September 30, 2002 and 2001 contained in the third quarter interim report for 2002;

(e) management's discussion and analysis for the nine months ended September 30, 2002 contained in the Trust's third quarter interim report for 2002;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2001 and 2000, together with the report of the auditors of the Trust thereon contained in the Trust's 2001 Annual Report;

(g) the audited comparative consolidated financial statements of Alliance for each of the years ended November 30, 2000 and 1999, together with the report of the auditors of Alliance thereon;

(h) the unaudited comparative consolidated financial statements of Alliance for the three months ended February 28, 2001 and 2000;

(i) the material change report dated March 19, 2003 relating to the pre-offer agreement executed between APF Energy and Nycan;

(j) the material change report of the Trust dated February 5, 2003 relating to the acquisition of all of the outstanding shares of Hawk;

(k) the audited comparative financial statements of Hawk for the year ended December 31, 2001, together with the report of the auditors of Hawk thereon;

(l) the unaudited comparative financial statements of Hawk for the three months and nine months ended September 30, 2002;

(m) the audited consolidated comparative financial statements of Nycan for the year ended December 31, 2001, together with the report of the auditors of Nycan thereon; and

(n) the unaudited consolidated comparative financial statements of Nycan for the three months and nine months ended September 30, 2002, as contained in the third quarter interim report of Nycan.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- the timing of the closing of the Acquisition;
- the performance characteristics of the existing properties of APF Energy and APF Partnership and properties proposed to be acquired by APF Energy;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;
- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and

- the timing and success of integrating the business and operations of acquired assets and companies, including Hawk and Nycan.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

APF ENERGY TRUST

General

The Trust is an open-end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated January 3, 2003 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy was amalgamated with APF Management and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk Oil Inc. See "Recent Developments". The registered and principal office of APF Energy is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 50 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust is an open-end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this short form prospectus for a complete description of the structure of the Trust.


Unitholders
Cash Distributions
APF Energy Trust
100%
APF Acquisition Trust
100%
990009 Alberta Inc.
(General Partner)
Cash flow in the form
of Royalties
Limited Partner (99%)
Cash flow in the
form of Royalties
100%
General Partner
1%
APF Energy Limited
Partnership
APF Energy Inc.
Portion of cash flow
withheld to fund:
Oil & Gas assets
to generate Cash
Flow
Portion of cash flow
withheld to fund:
Oil & Gas assets
to generate
Cash Flow
- Reclamation Fund
- Deferred Purchase
Obligation amounts
- Reasonable investment
purposes
- Reclamation Fund

RECENT DEVELOPMENTS

Proposed Acquisition of Nycan

APF Energy has entered into an agreement dated March 10, 2003 under which it has agreed to make, directly or indirectly, an offer to purchase all of the issued and outstanding common shares (including common shares which may be issued on exercise of options) of Nycan ("Nycan Shares") for $2.075 per share in cash. The offer, which was sent to holders of Nycan Shares on March 18, 2003, will be conditional upon, among other things, holders of at least 75% of the Nycan Shares accepting the offer. Holders of approximately 77% of the Nycan Shares have agreed to tender their shares to the offer. If accepted by holders of all of the Nycan Shares, the offer will result in payment of approximately $36.86 million of purchase consideration and the assumption of approximately $7.9 million of debt of Nycan. Under certain circumstances, Nycan has agreed to pay APF Energy a non-completion fee of $1.5 million. The acquisition will add production of approximately 1,400 boe/d, consisting of 6.4 mmcf/d of natural gas and 327 bbl/d of oil and NGLs. Further information regarding Nycan is set out under "Information Concerning Nycan" below.

Acquisition of Hawk Oil Inc.

APF Energy acquired by take-over bid in February, 2003, all of the issued and outstanding common shares of Hawk for $2.856 million cash and the issuance of 3,990,477 Trust Units. APF Energy also assumed approximately $9.3 million of debt of Hawk. APF Energy and Hawk were amalgamated effective February 7, 2003. The acquisition added production of approximately 2,700 boe/d, comprised of 9.3 mmcf/d of natural gas, and 1,150 bbl/d of oil and NGLs. Further information regarding Hawk is set out under "Information Concerning Hawk" below.

Internalization of Management

On January 3, 2003 the Trust indirectly acquired all the shares of APF Management in accordance with a share purchase agreement among the Trust, 1014621 Alberta Ltd., a corporation owned by the Trust and newly formed to act as purchaser, APF Management and all of its shareholders. This effected the buyout of the management contracts with APF Management and the purchase of the rights to the 1% and 3.5% revenue streams and structuring fee entitlements owned by APF Management for $9.25 million, paid 25% in cash and 75% in Trust Units. Of the 661,850 Trust Units issued, 293,930 are held in escrow, 150,526 of which are releasable over a three-year period, and 143,404 are releasable over a four-year period. The internalization transaction and the terms thereof were recommended and approved by a special committee of independent directors of APF Energy based on, among other things, a fairness opinion from CIBC World Markets Inc., and approved by Unitholders at a special meeting on December 18, 2002. As a result of all of the major conditions, including regulatory and Unitholder approval, being fulfilled as of December 31, 2002, the transaction will be accounted for as of that date. The related payment will be capitalized, to the extent there is a continuing benefit to the Trust, and expensed to the extent that amounts were period costs. It is expected that approximately $8.2 million will be expensed at December 31, 2002. APF Energy, APF Management and 1014621 Alberta Ltd. were amalgamated effective January 3, 2003.

APF Energy provides administrative services to the Trust, similar to the services provided by APF Management prior to the internalization of management.

Acquisition of Paddle River Property

APF Energy acquired, effective October 1, 2002, properties with primarily natural gas production in the Paddle River area of West Central Alberta for $22.3 million. Closing took place on December 12, 2002. This acquisition added approximately 860 boe/d, comprised of 4,200 mcf/d of natural gas and 160 bbl/d of liquids. Paddle River is proximal to APF Energy's Sakwatamau property and is characterized by year round access and low operating costs and is located near major oil and gas infrastructure. This transaction included approximately 44,600 acres of undeveloped land with an average working interest of 65%, and offers development potential with the Pekisko and the Nordegg formations being the major productive horizons.

Acquisition of Kinwest Resources Inc. and Sellco

On May 30, 2002, APF Energy acquired all of the common shares of Kinwest and its joint venture partner, Sellco, for aggregate consideration of approximately $57 million. The purchase price was satisfied by the payment of approximately $13.0 million in cash and the issuance by the Trust of 3,385,510 Trust Units at a deemed price of $10.15 per Trust Unit and 1,692,755 Warrants. APF Energy also assumed Kinwest's debt, net of working capital and acquisition costs, of approximately $9.8 million. At the time, the acquisition added approximately 2,000 boe/d of production in southeast Saskatchewan and Alberta, approximately 85% of which is operated. On May 30, 2002, APF Energy, Kinwest and Sellco were amalgamated, with the resulting entity continuing to carry on business under the name "APF Energy Inc.".

Also on May 30, 2002, certain Kinwest and Sellco Properties were sold by APF Energy to APF Partnership for approximately $25 million, satisfied by the issue of a promissory note.

Amendment of Credit Facilities

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002 and February 5, 2003 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $130 million, comprised of a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan in certain circumstances. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $175,000,000 principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $175,000,000 principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Relationship Between APF Energy's Lenders and Underwriters".

Appointment of Officer

On January 6, 2003, John Ewing was appointed as Vice-President, GeoScience of APF Energy. Mr. Ewing is a professional geologist with 25 years of diverse experience in the Western Canadian Sedimentary basin.

Other Matters

The Trust has received a comment letter from the Alberta Securities Commission ("Commission") regarding the accounting treatment of certain items in the December 31, 2001 audited financial statements. The Commission questioned whether APF Management's 1.5% capital acquisition fee should be expensed rather than capitalized and whether the purchase of an oil and gas company should be accounted for as a business acquisition rather than the purchase of assets. Management believes that it has accounted for these items correctly and has responded accordingly, however, the Commission may require adjustments for these items when they have resolved all issues related to these comments.

INFORMATION CONCERNING NYCAN

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties of Nycan. Approximately 65% of this production and reserve base is operated by Nycan. The interest of Nycan in these properties was evaluated by Ashton Jenkins Mann ("AJM"), independent petroleum engineering consultants of Calgary, Alberta in their report originally dated November 14, 2002 and made effective October 1, 2002 (the "Nycan Reserve Report"). **The Nycan Reserve Report does not take into account any development or optimization initiatives on the properties since October 1, 2002. All reserve data presented under this heading is based on the Nycan Reserve Report. Reference should be made to the summary of the Nycan Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves of Nycan" section below.**

Major Properties

Carmangay, Southern Alberta

The Carmangay property is located approximately 90 miles southeast of Calgary, Alberta. The Carmangay pool was discovered with the re-entry of a Second White Specks well in April of 1999. Nycan owns an interest in 15 producing gas wells and two shut-in gas wells in this area. Nycan also owns pipelines and gathering and compressor facilities necessary to deliver gas to a midstream facility in the area. Nycan's production from the Carmangay pool averaged 0.7 mmcf/d, during 2002.

Craigmyle, Alberta

Craigmyle is located approximately 100 miles northeast of Calgary, Alberta. Nycan's production from the Craigmyle area averaged 0.4 mmcf/d of natural gas and 6 bbl/d of oil and NGLs, during 2002. The Craigmyle property produces from one well which is 100% owned by Nycan.

Enchant, Southern Alberta

The Enchant property is located approximately 110 miles southeast of Calgary. Nycan owns an interest in 17 producing gas wells, one producing oil well and four shut-in gas wells in the area. Nycan also owns pipelines and gathering and compression facilities necessary to deliver gas to a midstream gathering facility in the area. During 2002, Nycan participated in drilling or re-entering four new gas wells in the Enchant area. Nycan's net gas production averaged 1.0 mmcf/d of natural gas and 1 bbl/d of oil and NGLs from the Enchant property.

Retlaw and Little Bow, Southern Alberta

The Retlaw and Little Bow area is located approximately 90 miles southeast of Calgary. Nycan owns an interest in 23 producing gas wells, one producing oil well and six shut-in gas wells in the area. Nycan also owns pipeline and gathering and compression facilities necessary to deliver gas to a midstream facility in the area. In 2002, production for the area averaged 1.1 mmcf/d of natural gas and 25 bbl/d of oil and NGLs net to Nycan.

Turin, Southern Alberta

The Turin area is located approximately 135 miles southeast of Calgary. Turin is Nycan's largest producing area with production from several different producing zones. At Turin, Nycan participated in the drilling of five wells, resulting in two natural gas wells, two oil wells, and one dry hole in 2002. During 2002, production for the area averaged 1.3 mmcf/d of natural gas and 180 bbl/d of oil and NGLs net to Nycan. Nycan has an interest in a pipeline and compressor facility on this property.

Minor Properties

Nycan holds various working interests in properties throughout south and central Alberta including Joffre and Wilson Creek. These are mostly non-operated, low average working interests ranging from 4 to 16%.

Summary of Principal Properties of Nycan

The following is a summary of Nycan's principal properties as at October 1, 2002.

Nycan Principal Properties	Average Working Interest (%)	Field Operator(s)	Nycan Established Reserves[1] (mboe)	Number of Gross Producing Wells	Number of Net Producing Wells[2]
Alberta					
Turin	37%	Nycan/Belair/Acanthus	1,137	43	15.8
Retlaw	44%	Nycan	1,072	33	14.5
Enchant	50%	Nycan	782	18	9.0
Craigmyle	100%	Nycan	788	1	1.0
Carmangay	50%	Nycan	746	15	7.5
Little Bow	50%	Nycan	150	5	2.5
Joffre	14%	Advantage	112	3	0.4
Wilson Creek	4%	Calpine/Imperial	27	22	0.9
Minor Properties	16%	Various	557	48	7.8
TOTAL			5,371	188	59.3

Notes:

(1) Established Reserves represent proven plus risked probable reserves.
(2) Net producing wells are the number of gross producing wells multiplied by the working interest of Nycan in the wells.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the properties of Nycan for the periods indicated.

	Nine Months Ended September 30, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	67,704	110,960	98,915	79,570
Average Daily Production (bbl/d)	248	304	271	218
Natural Gas (mcf)	1,620,255	2,438,565	2,057,505	1,336,995
Average Daily Production (mcf/d)	5,935	6,681	5,637	3,663
Total Petroleum Substances (boe)	337,746	517,387	441,832	302,402
Average Daily Production (boe/d)	1,237	1,417	1,210	828

Estimated Production

The following table summarizes the estimated future working interest production of oil, condensate and natural gas for the periods indicated, as derived from the Nycan Reserve Report.

	Years Ending December 31		
	2003	2004	2005
Oil and NGLs (bbls)	143,500	125,400	104,100
Average Daily Production (bbl/d)	393	343	285
Natural Gas (mcf)	3,195,600	3,657,600	3,074,000
Average Daily Production (mcf/d)	8,755	9,993	8,422
Total Petroleum Substances (boe)	676,100	735,000	616,400
Average Daily Production (boe/d)	1,852	2,008	1,689

Notes:

(1) The above production figures relate to the Nycan corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.
(2) The Nycan Reserve Report estimates production for future years based on established reserves. Estimated future production will not necessarily represent actual amounts. AJM relied on information provided by Nycan. Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal properties in which Nycan had an interest as at October 1, 2002 and which it considers capable of production are set out in the following table:

	Producing[1][5]				Shut-in[1][2]			
	Oil		Gas		Oil		Gas	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
ALBERTA	77	19.9	133	52.2	-	-	44	15.8

Notes:

(1) Information provided by Nycan, based on information in the Nycan Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which Nycan considers to be capable of production.

(3) "Gross" wells means the number of wells on the properties in which Nycan has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of Nycan therein.
(5) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

Nycan has an interest in 126,177 gross (57,991 net) acres of undeveloped land in Alberta.

Future Commitments

Nycan currently has the following natural gas hedges in place. Nycan has no oil hedges.

Period	Volume (mcf/d)	Floor Price (C$/mcf)	Ceiling Price (C$/mcf)
2003 Q1 Collar	2,845	4.75	7.33
2003 Q2 Collar	2,845	5.13	6.65
2003 Q2 Swap	474	5.66	5.66
2003 Q3 Collar	2,845	5.13	6.65
2003 Q3 Swap	474	5.66	5.66
2003 Q4 Collar	1,587	5.81	7.52
2003 Q4 Swap	160	5.66	5.66
2004 Q1 Collar	948	6.85	8.86

Oil and Gas Reserves of Nycan

The following table summarizes AJM's evaluation of Nycan's interest in the crude oil, natural gas and natural gas liquid reserves attributable to substantially all of the properties of Nycan and future net production revenue from these reserves as contained in the Nycan Reserve Report. The Nycan Reserve Report is filed as a document of Nycan at www.sedar.com. **All evaluations of future net production revenues set forth in the table are stated prior to any provision for income tax and indirect costs. It should not be assumed that the present worth of future net production revenues represents the fair market value of the reserves. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalated price and cost assumption cases will be attained and variances could be material. The other assumptions and qualifications relating to the costs, prices for future production and other matters are summarized in the notes following the tables.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	Nycan Interest in Reserves						Estimated Present Value of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis- counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	($000)	10%	15% ($000)	20%
Proved										
Developed	391	346	12,329	10,213	71	55	44,844	28,833	24,990	22,231
Undeveloped	243	203	9,484	7,374	17	12	24,816	14,558	11,848	9,880
Total Proved	634	549	21,813	17,587	88	67	69,660	43,391	36,838	32,111
(Risked)										
Probable Additional	235	198	4,591	3,593	14	10	19,300	7,973	5,884	4,564
TOTAL	869	747	26,404	21,180	102	77	88,960	51,364	42,722	36,675

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)

	Nycan Interest in Reserves						Estimated Present Value of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-Counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	($000)	10%	15%	20%
								($000)		
Proved										
Developed	403	355	12,371	10,244	71	55	44,867	29,776	25,893	23,054
Undeveloped	243	201	9,495	7,377	18	12	25,281	15,254	12,511	10,496
Total Proved	646	556	21,866	17,621	89	67	70,148	45,030	38,404	33,550
(Risked)										
Probable Additional	235	196	4,589	3,588	14	10	17,912	8,084	6,090	4,792
TOTAL	881	752	26,455	21,209	103	77	88,060	53,114	44,494	38,342

Notes:

(1) "Gross reserves" means the total of Nycan's working interest share of reserves before deduction of any royalties.

(2) "Net reserves" means gross reserves after deduction of royalties. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts by AJM of these and other factors necessary to estimate provincial and other royalties.

(3) The Probable Additional Reserves and the estimated present values of future net cash flows of the Probable Additional Reserves in the Nycan Reserve Report have been reduced by 50% to account for risk.

(4) Definitions used for reserve categories in the Nycan Reserve Report are as follows:

"Probable Additional Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Proved Reserves" means those quantities of crude oil, natural gas and natural gas by-products estimated as recoverable with a high degree of certainty under current technology and specified economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economically and technically successful in the subject reservoir.

"Proved Developed Reserves" means those Proved Reserves (both producing and non-producing) that are expected to be recovered from existing wells and installed facilities. If the reserves are currently non-producing, the cost to resume production must be small compared to cash flow.

"Proved Undeveloped Reserves" means those Proved Reserves that are expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively major expenditure is required for re-completion or where installation of gathering and processing facilities are required prior to production. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that have a high degree of certainty of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with a high degree of certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

(5) The Nycan Reserve Report make certain assumptions with respect to the escalated prices including future increases in the prices of oil and natural gas and takes into account inflation with respect to future operating capital costs. The escalated price assumptions used in the Nycan Reserve Report are as follows:

			Crude Oil Pricing		Natural Gas Liquids Pricing				Natural Gas Pricing	
	Inflation Rate	Exchange Rate	WTI at Cushing, Oklahoma	Edmonton City Gate	Plant Gate Price				Alberta AECO Average Price	Direct Sales Spot Price
Year	%	$US/$Cdn	$US/bbl	$Cdn/bbl	Ethane $Cdn/bbl	Propane $Cdn/bbl	Butane $Cdn/bbl	Condensate $Cdn/bbl	$Cdn/mcf	$Cdn/mcf
2002	0.0	0.65	$28.00	$43.15	$14.50	$28.05	$32.35	$43.15	$5.00	$4.85
2003	2.0	0.65	$25.50	$37.90	$14.50	$24.65	$28.45	$37.90	$5.00	$4.85
2004	2.0	0.65	$22.90	$33.90	$14.20	$22.05	$25.45	$33.90	$4.90	$4.75
2005	2.0	0.65	$21.25	$31.35	$14.20	$20.40	$23.50	$31.35	$4.90	$4.75
2006	2.0	0.65	$21.65	$32.00	$14.50	$20.80	$24.00	$32.00	$5.00	$4.85

			Crude Oil Pricing		Natural Gas Liquids Pricing				Natural Gas Pricing	
	Inflation Rate	Exchange Rate	WTI at Cushing, Oklahoma	Edmonton City Gate	Plant Gate Price				Alberta AECO Average Price	Direct Sales Spot Price
Year	%	$US/$Cdn	$US/bbl	$Cdn/bbl	Ethane $Cdn/bbl	Propane $Cdn/bbl	Butane $Cdn/bbl	Condensate $Cdn/bbl	$Cdn/mcf	$Cdn/mcf
2007	2.0	0.65	$22.05	$32.65	$14.80	$21.20	$24.50	$32.65	$5.10	$4.95
2008	2.0	0.65	$22.55	$33.35	$15.10	$21.70	$25.00	$33.35	$5.20	$5.05
2009	2.0	0.65	$23.00	$34.05	$15.40	$22.15	$25.55	$34.05	$5.30	$5.15
2010	2.0	0.65	$23.45	$34.75	$15.70	$22.60	$26.05	$34.75	$5.40	$5.25
2011	2.0	0.65	$23.90	$35.45	$16.00	$23.05	$26.60	$35.45	$5.50	$5.35
2012	2.0	0.65	$24.40	$36.20	$16.30	$23.55	$27.15	$36.20	$5.60	$5.45
2013	2.0	0.65	$24.85	$36.95	$16.60	$24.00	$27.70	$36.95	$5.70	$5.55
2014	2.0	0.65	$25.35	$37.70	$16.95	$24.50	$28.30	$37.70	$5.80	$5.65
2015	2.0	0.65	$25.90	$38.50	$17.40	$24.83	$28.90	$38.50	$5.95	$5.80
2016	2.0	0.65	$26.40	$39.30	$17.70	$25.55	$29.50	$39.30	$6.05	$5.90
2017	2.0	0.65	$26.90	$40.10	$18.15	$26.05	$30.10	$40.10	$6.20	$6.05
2018	2.0	0.65	$27.45	$40.90	$18.45	$26.60	$30.70	$40.90	$6.30	$6.15
2019	2.0	0.65	$28.00	$41.80	$18.90	$27.15	$31.35	$41.80	$6.45	$6.30
2020	2.0	0.65	$28.55	$42.65	$19.20	$27.70	$32.00	$42.65	$6.55	$6.40
2021	2.0	0.65	$29.15	$43.50	$19.65	$28.30	$32.65	$43.50	$6.70	$6.55
2021+	2.0	0.65	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

(6) Constant prices were taken from the first full year of the AJM base escalating price forecast (see above table in note (5)) with adjustment for oil differential and gas heating values applied to arrive at a Nycan average. Capital and operating costs were not inflated to reflect constant dollars. Prices utilized were as follows:

	Base Price	Nycan Average
Canada ($/Cdn)		
2003 Oil Edmonton Posted Price	$ 37.90 / bbl	$31.49 / bbl
2003 Alberta AECO Average Price	$ 5.00 / mcf	$4.89 / mcf

(7) The Nycan Reserve Report estimates total net capital expenditures to achieve the estimated present worth value from total proved plus probable reserves as forecast in the escalated cost assumptions to be $8.438 million ($8.167 million in the constant cost case) of which over 93% is estimated to be incurred in 2002 through 2004.

(8) ARC is a "non-taxable" rebate from the Alberta Government to the producer based on the Crown royalties paid by that producer. ARC is included in the present worth values.

(9) Approximately 58% of Proved Reserves reviewed in the Nycan Reserve Report are currently on production.

(10) The basic data used by AJM in preparing its report was obtained from the files of Nycan and their own files. The data supplied by Nycan was accepted by AJM as represented. No field inspection was performed, or considered necessary, by AJM.

INFORMATION CONCERNING HAWK

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties acquired by APF Energy on its acquisition of Hawk. See "Recent Developments – Acquisition of Hawk Oil Inc." Approximately 100% of this production and reserve base is now operated by APF Energy. The interest of Hawk in these properties was evaluated by GLJ in the Hawk Reserve Report. This report was mechanically updated by GLJ to January 1, 2003. **The Hawk Reserve Report does not take into account any development or optimization initiatives on the properties acquired from Hawk since October 1, 2002, but forecasted production from the properties since that date has been deducted in determining the reserve data. All reserve data presented under this heading is based on the Hawk Reserve Report. Reference should be made to the**

Hawk Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves" section below, which combines the petroleum and natural gas reserves and net pre-tax cash flows from the APF Reserve Report and the Hawk Reserve Report.

Major Properties, Saskatchewan

APF Energy operates high working interest production in the following four Saskatchewan properties near Lloydminster. The properties produce oil and gas from the Mannville section. Oil production is handled through single well batteries at the wellsites. Gas production is custom processed at third party facilities. These properties account for 56% of the production acquired from Hawk.

Epping, Saskatchewan

APF Energy owns an average 98% working interest in 24 producing oil wells at Epping. The wells produce from the McLaren, Sparky, General Petroleum and Cummings formations. Oil gravity ranges from 13-18 degrees API depending on the producing zone. Many of the wells have dual zone potential. Development opportunities include downspacing to 20 acre spacing and twinning wells to access behind pipe reserves. APF's current net production is 400 bbl/d.

Lloydminster Gas, Saskatchewan

APF Energy operates five producing gas wells in the Lloydminster field. APF Energy's working interest in these wells is 100%. The wells produce from the Colony, Lloyd, Sparky, Cummings, Waseca and McLaren formations. Production is custom processed at various facilities in the area. Current production net to APF Energy is 2 mmcf/d.

Mervin, Saskatchewan

APF Energy owns a 100% working interest in 12 producing oil wells at Mervin. Current production is 550 bbl/d of 12 degree API oil from the Waseca and Sparky formations. Most wells are currently producing from the Waseca formation and many of them have potential for production from both zones. Upside potential exists to downspace from 40 acre to 20 acre spacing and to drill wells to produce from the Sparky zone.

South Epping, Saskatchewan

APF Energy owns a 100% working interest in four producing oil wells at South Epping. Three wells were drilled in December, 2002 based on seismic anomalies. Current production is 265 bbl/d of 17 degree API oil from the Sparky formation. Development potential exists to further delineate the pool and downspace wells to 20 acre spacing. There is also potential for oil production from the General Petroleum Zone in the area.

Major Properties, Alberta

APF Energy operates high working interest production in the following two Alberta gas properties east of Edmonton. The properties produce gas from the Mannville zone. Production is custom processed at third party facilities. These two properties represent 39% of the production acquired from Hawk.

Holmberg, Alberta

APF Energy operates four 100% working interest gas wells at Holmberg. Production is from the Ostracod zone and is processed at Signalta's Forestburg Gas Plant. Current production is 1.5 mmcf/d.

Vermillion, Alberta

APF has an average working interest of 64% in 15 producing gas wells in the Vermillion area. Production is from the Colony, Wabiskaw and Waseca formations at a current rate of 5 mmcf/d net to APF Energy. All gas is processed at third party facilities.

Summary of Principal Properties of Hawk

The following is a summary of the principal properties acquired through Hawk as at January 1, 2003.

Hawk Principal Properties	Average Working Interest (%)	Field Operator(s)	Hawk Established Reserves[1] (mboe)	Number of Gross Wells (Producing)[2]	Number of Net Wells (Producing)[3]
Saskatchewan					
Epping	98	APF Energy	2,577	30(25)	29 (25)
Lloydminster Gas	100	APF Energy	700	5(5)	5(5)
Mervin	100	APF Energy	1,875	16(13)	16(13)
South Epping	100	APF Energy	107	4(4)	4(4)
			5,259	55(47)	54(47)
Alberta					
Holmberg	100	APF Energy	72	4(4)	4(4)
Vermillion	64	APF Energy	1,208	19(14)	12(9)
Others	100	APF Energy	265	4(4)	4(4)
			1,545	27(22)	20(17)
TOTAL			6,804	82(69)	74(64)

Notes:

(1) Established Reserves represent proven plus risked probable reserves.
(2) The figures in brackets under the column indicate the number of producing wells.
(3) Net producing wells are the number of gross producing wells multiplied by the working interest of APF Energy in the wells.

Production History

The following table summarizes the working interest production of oil, condensate and natural gas from the properties acquired from Hawk for the periods indicated.

	Nine Months Ended September 30, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	205,296	283,240	135,780	73,730
Average Daily Production (bbl/d)	752	776	372	202
Natural Gas (mcf)	1,960,413	1,728,275	1,102,300	912,500
Average Daily Production (mcf/d)	7,181	4,735	3,020	2,500
Total Petroleum Substances (boe)	532,031	571,286	319,497	225,813
Average Daily Production (boe/d)	1,949	1,565	875	619

Estimated Production

The following table summarizes the estimated future working interest production of oil, condensate and natural gas for the periods indicated, based on the total proved case, as derived from the Hawk Reserve Report.

	Year Ending December 31		
	2003	2004	2005
Oil and NGLs (bbls)	634,000	583,000	438,000
Average Daily Production (bbl/d)	1,738	1,597	1,200
Natural Gas (mcf)	3,121,000	2,162,000	1,578,000
Average Daily Production (mcf/d)	8,551	5,924	4,324
Total Petroleum Substances (boe)	1,155,000	943,000	701,000
Average Daily Production (boe/d)	3,163	2,548	1,921

Notes:

(1) The above production figures relate to the Hawk (now APF Energy) corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.
(2) The Hawk Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by Hawk (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on Hawk's principal properties in which Hawk had an interest as at January 1, 2003 and which APF Energy considers capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(1)(2)				Other(1)(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
TOTAL	42	42	27	22	8	7	5	3	0	0

Notes:

(1) Based on information in the Hawk Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

The undeveloped acreage associated with the properties of Hawk is as follows: 3,776 gross (3,776 net) acres in Saskatchewan and 36,804 gross (33,498 net) acres in Alberta.

INFORMATION CONCERNING KINWEST AND THE SELLCO PROPERTIES

Principal Producing Properties

The following is a description, by area, of the principal producing oil and natural gas properties acquired by APF Energy on its acquisition of Kinwest and Sellco, a portion of which were sold to APF Partnership. In this section references to ownership by APF Energy includes the interests owned by APF Partnership. See "Recent Developments – Acquisition of Kinwest Resources Inc. and Sellco". Approximately 85% of this production and reserve base is now operated by APF Energy. **All reserve data presented under this heading is based on the APF Reserve Report with an effective date of January 1, 2003. Reference should be made to the APF Reserve Report and the assumptions and other valuation criteria referred to in the "Oil and Natural Gas Reserves" section below.**

Major Properties, Southeast Saskatchewan

As a result of the acquisition of Kinwest and the Sellco Properties, APF Energy operates and holds working interests in six properties located in southeast Saskatchewan. The combined ownership by Kinwest and Sellco was 48% to 100%. Production facilities are in place on the properties located at Alameda, Arcola, Buffalo Head, Handsworth, Macoun and Workman. All properties produce Mississippian oil and have future development potential. APF Energy also holds minor interests in four non-operated properties at Benson, Ingoldsby, McTaggart and Wilmar, of which Benson has future development potential. Southeast Saskatchewan properties represented 82% of the 2003 forecast production and 84% of established reserves for Kinwest and Sellco.

Alameda, Saskatchewan

APF Energy operates the Central and North Alameda units with a 100% working interest plus eight non-unit wells with working interests, ranging from 75% to 100%. APF Energy also has non-operated working interests of 20.9% in the Alameda Midale Beds Voluntary Unit #1, and an 18.8% to 59.4% working interest in three other wells. The Alameda North and Central units produce from eighteen wells drilled into the Midale zone. Both units are water flooded with nine injection wells. The property currently produces approximately 190 bbl/d.

Several potential vertical and horizontal non-unit and unit area drilling locations plus recompletion opportunities exist for both the Midale and Frobisher zones.

Arcola, Saskatchewan

APF Energy has a 48.3% working interest and operates nine producing oil wells that are pipeline connected to a battery located in 15-21-8-3 W2M. Battery facilities include a treater, saltwater disposal system and oil storage. Saltwater is disposed at 13-22-8-3 W2M. Oil is sold by shipping via pipeline from the lease and gas conserved and sold through the Steelman gas plant. Production is obtained from the Alida Beds and is characterized as stable, high quality and long term. Production from the property is 100 bbl/d.

Upside potential exists through two additional proposed horizontal infill wells in different Alida stratigraphic zones on the lands. One additional horizontal location is located near the lease boundary and will require pooling with the offsetting interest owners.

Buffalo Head, Saskatchewan

The Buffalo Head property is 100% owned and operated by APF Energy. The main battery is located at 1-24-7-5 W2M, where oil produced from the Frobisher Alida zone is sold via pipeline, gas is conserved and sold, and water is disposed at 6-13-7-5 W2M. Oil and water emulsion from five single well batteries is trucked to the main battery for processing and sale. Buffalo Head produces 50 bbl/d.

Several Alida horizontal development infill and lower risk exploration step-out well locations have been identified on interest lands using 3-D seismic. In 2001 additional lands were purchased offsetting the producing acreage, which require further 3-D seismic coverage to evaluate Mississippian drilling potential.

Handsworth, Saskatchewan

APF Energy holds a 100% working interest at both the North and South Handsworth areas that produce medium quality Alida oil. At North Handsworth, produced fluids are treated at a battery at 9-36-10-8 W2M and at the battery at 7-21-10-7 W2M in the South Handsworth pool area. Facilities at both locations include emulsion treating oil and water storage and water disposal. Water is disposed at 11-25-10-8 W2M and 7-21-10-7 W2M respectively. Solution gas is not conserved. The Handsworth area produces 220 bbl/d.

Based on 3-D seismic evaluation, up to seven potential horizontal development locations exist. Three new and two re-entry horizontal drilling locations exist at North Handsworth, and two new horizontal development locations could be drilled at South Handsworth. A reservoir simulation study conducted in 1997 by an independent engineering consultant suggests that significant production and incremental reserves may be obtained at North Handsworth by implementing a water flood injection scheme and continuing the infill drilling program.

Macoun, Saskatchewan

The Macoun property produces medium gravity Mississippian Midale zone oil from seven horizontal and six vertical wells and Winnipegosis oil from one non-operated oil well. APF Energy operates the wells and battery facilities and holds a 100% working interest. The main battery is located at 8-22-4-9 W2M with a satellite facility at 4-23-4-9 W2M. Oil is shipped via pipeline and gas conserved. The majority of production and reserves are obtained from the Vuggy zone. Two older Vuggy horizontal wells also produce Marly zone oil from perforations through casing of the original Vuggy horizontals. Two Marly horizontal wells in the original pool area and one Vuggy re-entry horizontal were drilled. Three new Vuggy horizontal wells have also been drilled in the eastern area of the interest lands in the Macoun Midale pool. The Macoun area produces 360 bbl/d.

The recent drilling, combined with 3-D seismic reprocessing and interpretation confirms a potential for several horizontal wells. Implementation of a waterflood on the Eastern side of the pool is currently being evaluated.

Workman, Saskatchewan

APF Energy operates the Workman Voluntary Unit #3 with a 72.5% interest and the offsetting 9-24 non-unit battery with a 100% working interest. The unit produces Mississippian, Frobisher zone light oil and is comprised of a battery at 11-25-1-32 W1M and 22 producing wells and four shut-in wells. In 2000 a waterflood was initiated, with four wells converted to inject water into the Frobisher zone and injection facilities installed at the battery. Upside potential exists through the water flood and up to seven additional potential Frobisher horizontal wells. Current production is 190 bbl/d.

Major Properties, Alberta

As a result of the acquisition of Kinwest and the Sellco Properties, APF Energy holds interests in two operated properties in the Brazeau River area in west Central Alberta. Both properties produce oil and gas from the Basal Belly River formation and have further development drilling, recompletion and water flood potential. Alberta properties account for 18% of the 2003 forecast production and 16% of the established reserves for Kinwest and Sellco.

Peco, Alberta

At Peco, APF Energy operates and holds working interests ranging from 50% to 100% in two and one-quarter sections of land. APF Energy also holds a 37.8% non-operated interest in two and three-quarters sections of land. The property is developed with 15 oil and gas wells producing primarily from the Basal Belly River "C" and "K", and also from the "H", "J" and "O" pools. Solution gas is conserved and sold through a partly owned facility at 11-15-47-15 W5M. Upside potential exits in recompleting the "C" and "K" zones in certain wells and by horizontal infill drilling of both the "C" and "K" zones and ultimately by water flood to provide pressure maintenance to enhance production and recoverable reserves. Peco produces 145 boe/d.

Brazeau River, Alberta

Brazeau River produces from the basal zone of the Belly River "E" and "F" pools. APF Energy operates and holds a 100% working interest in nine oil wells, two gas wells and two shut-in wells plus a royalty in three non-operated wells. Six to eight potential new and re-entry horizontal infill drilling locations could be drilled on the lands as well as implementation of a water flood to increase production and recoverable reserves. Current production is 70 boe/d.

Summary of Principal Properties of Kinwest and Sellco

The following is a summary of the principal properties acquired through Kinwest and Sellco as at December 31, 2002.

Kinwest and Sellco Principal Properties	Average Working Interest (%)	Field Operator(s)	Kinwest/Sellco Established Reserves[1] (Mboe)	Number of Gross Wells (Producing)[2]	Number of Net Wells (Producing)[3]
Saskatchewan					
Arcola	48%	APF Energy	654	14(12)	6.7(5.8)
Alameda	83%	APF Energy /Midale	893	41(27)	34.0(22.4)
Handsworth	100%	APF Energy	943	32(24)	32.0(24.0)
Macoun	100%	APF Energy /Pennwest	1707	16(13)	16.0(13.0)
Buffalo Head	100%	APF Energy	404	11(9)	11.0(9.0)
Workman	73%	APF Energy	722	33(25)	24.1(18.3)
Other	9%	Various	368	93(83)	8.4(7.5)
			5,688	240(193)	132.2(100.0)
Alberta					
Brazeau River	100%	APF Energy	292	12(11)	12.0(11.0)
Peco	54%	APF Energy /Signalta	670	14(13)	7.6(7.0)
Other	34%	Various	258	35(29)	11.9(9.9)
			1,220	61(53)	31.5(27.9)
TOTAL			6,908	301(246)	163.7(127.9)

<u>Notes:</u>

(1) Established Reserves represent proven plus risked probable reserves.
(2) The figures in brackets under the column indicate the number of producing wells.
(3) Net producing wells are the number of gross producing wells multiplied by the working interest of APF Energy in the wells.

Production History

The following table summarizes the estimated future working interest production of oil, condensate and natural gas from the properties acquired from Kinwest and Sellco for the periods indicated.

	Five Months Ended May 31, 2002	Years Ended December 31		
		2001	2000	1999
Oil and NGLs (bbls)	267,211	583,348	456,902	265,277
Average Daily Production (bbl/d)	1,770	1,598	1,252	727
Natural Gas (mcf)	226,820	576,179	579,437	730,000
Average Daily Production (mcf/d)	1,502	1,578	1,588	2,000
Total Petroleum Substances (boe)	305,014	679,378	553,475	386,944
Average Daily Production (boe/d)	2,020	1,861	1,516	1,060

Estimated Production

The following table summarizes the working interest production of oil, condensate and natural gas for the periods indicated, as derived from the APF Reserve Report.

	Years Ending December 31		
	2003	2004	2005
Oil and NGLs (bbls)	558,000	499,000	490,000
Average Daily Production (bbl/d)	1,530	1,367	1,343
Natural Gas (mcf)	437,000	391,000	365,000
Average Daily Production (mcf/d)	1,197	1,071	1,000
Total Petroleum Substances (boe)	631,000	564,000	551,000
Average Daily Production (boe/d)	1,729	1,546	1,510

Notes:

(1) The above production figures relate to the Kinwest/Sellco (now APF Energy) corporate interest. Production for acquired properties is included from the date of acquisition and production from properties disposed is included only to the date of disposition.

(2) The APF Reserve Report estimates production for future years, based on Proved Reserves, as set forth above. Estimated future production will not necessarily represent actual amounts. GLJ relied on information provided by Kinwest (now APF Energy). Long term estimates are less reliable than estimates made for the short term.

Producing Wells

The number of wells on the principal properties in which Kinwest and Sellco had an interest as at January 1, 2003 and which they considered capable of production are set out in the following table:

	Producing(1)(6)				Shut-in(1)(2)				Other(1)(5)	
	Oil		Gas		Oil		Gas			
	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)	Gross(3)	Net(4)
TOTAL	233	125	13	3	31	13	2	1	22	22

Notes:

(1) Information provided by APF Energy, based on information in the APF Reserve Report.
(2) "Shut-in" wells means wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells means the number of wells on the properties in which APF Energy has an interest.
(4) "Net" wells means the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Undrilled Acreage

The undeveloped acreage associated with the properties of Kinwest and Sellco is as follows: 42,076 gross (27,725 net) acres in Saskatchewan and 14,480 gross (5,785 net) acres in Alberta.

EFFECT OF THE ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro-Forma Financial Information

The following table sets out certain financial information for the Trust and APF Energy, Kinwest and the Sellco Properties, Alliance, the Saskatchewan Properties, Hawk and Nycan and pro-forma consolidated financial information for the Trust after giving effect to the acquisition of Kinwest, Sellco, Alliance, the Southeast Saskatchewan Properties, Hawk and Nycan and certain other adjustments. **The following information should be read in conjunction with the unaudited Pro-Forma Consolidated Financial Statements of the Trust set forth under "Pro-Forma Financial Statements".**

The pro forma adjustments are based upon the assumptions described in the notes to the unaudited Pro-Forma Consolidated Financial Statements. The unaudited Pro-Forma Consolidated Financial Statements are presented for illustrative purposes only and are not necessarily indicative of the operating or financial results that will occur if the Acquisition actually occurs at the time contemplated by the notes to the unaudited Pro-Forma Consolidated Financial Statements.

	For the year ended December 31, 2001						
	The Trust	Alliance[1]	Southeast Saskatchewan Properties[1]	Kinwest/Sellco Properties	Hawk	Nycan	Pro-Forma Consolidated
($ thousands)	(audited)[3]	(audited)[3]	(audited)[3]	(audited)[3]	(audited)[3]	(audited)[3]	(unaudited)
Oil and natural gas sales (net of royalties)	54,675	4,104	6,792	18,302	11,780	12,656	108,310
Operating expenses	13,086	721	2,291	5,547	3,005	2,994	27,644
Income before taxes and minority interests for the year	13,319	2,288	4,653	9,147	4,917	5,316	16,791

	For the nine month period ended September 30, 2002				
	The Trust	Kinwest/Sellco Properties[2]	Hawk	Nycan	Pro-Forma Consolidated
($ thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Oil and natural gas sales (net of royalties)	50,156	8,204	10,605	6,605	75,570
Operating expenses	13,778	1,959	3,035	2,056	20,828
Income before taxes and minority interests for the year	5,251	2,254	3,831	936	5,467

See pro-forma statements for adjustments.

Notes:

(1) Financial information for Alliance is for the three months ended February 28, 2001 and for the Southeast Saskatchewan Properties is for the four months ended April 30, 2001.

(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.

(3) Financial information, while not audited, is derived from the audited financial statements.

The pro-forma information does not include acquisitions that are not deemed to be significant acquisitions or the proceeds from any Trust Units issued under this prospectus.

Selected Operational Information

The following table sets forth certain operational information with respect to the Trust and APF Energy and Kinwest, the Sellco Properties, Hawk and Nycan as at and for the periods indicated.

	APF Energy[1][2][5]	Kinwest/ Sellco[3][5]	Hawk[1][5]	Nycan [4]
Proved Reserves[1][2]				
(before royalties)				
Crude oil and NGLs (mbbl)	21,078			722
Natural gas (mmcf)	70,295			21,813
Established Reserves[1][2]				
(before royalties)				
Crude oil and NGLs (mbbl)	25,169			971
Natural gas (mmcf)	81,742			26,404
Present Worth Value of Reserves ($000)[1][2]				
(Escalated Prices, 10% discount rate)				
Proved Reserves	284,212			43,391
Established Reserves	320,417			51,364
Production				
(before royalties, year ended December 31, 2001)				
Crude oil and NGLs (bbl/d)	4,271	1,598	776	304
Natural gas (mcf/d)	15,529	1,578	4,735	6,681
Oil equivalent (boe/d at 6 mcf/boe)	6,936	1,861	1,565	1,417
Production				
(before royalties, nine months ended September 30, 2002)[3]				
Crude oil and NGLs (bbl/d)	4,630	1,475	752	248
Natural gas (mcf/d)	17,876	1,252	7,181	5,935
Oil equivalent (boe/d at 6 mcf/boe)	7,609	1,683	1,949	1,237
Undeveloped Land Holdings				
(net acres)[2][5]	221,989			57,991

Notes:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report and the Hawk Reserve Report effective January 1, 2003.
(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Alliance and the Southeast Saskatchewan Properties, Kinwest and the Sellco Properties, Paddle River and Hawk.
(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.
(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002.
(5) As at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.

FUTURE COMMITMENTS OF APF ENERGY

APF Energy currently has the following derivative financial instruments in place:

Crude Oil

Period	Volumes (bbl/d)	Floor Price (US$/bbl)	Ceiling Price (US$/bbl)
2003 Q1 Collar	1,700	24.82	27.85
2003 Q1 Swap	1,367	29.83	29.83
2003 Q2 Swap	2,833	28.40	28.40
2003 Q3 Swap	2,667	27.79	27.79
2003 Q4 Swap	1,167	27.54	27.54

Natural Gas (Cdn.$ Hedges)

Period	Volumes (mcf/d)	Floor Price (Cdn.$/mcf)	Ceiling Price (Cdn.$/mcf)
2003 Q1 Collar	1,896	4.22	8.23
2003 Q2 Swap	4,741	7.09	7.09
2003 Q3 Swap	4,741	7.09	7.09
2003 Q4 Swap	4,741	7.09	7.09
2003 Swap	948	6.12	6.12

Natural Gas (US$ Hedges)

Period	Volumes (mmbtu)	Floor Price (US$/mmbtu)	Ceiling Price (US$/mmbtu)
2003 Q2 Swap	1,000	5.06	5.06
2003 Q3 Swap	1,000	5.06	5.06
2003 Q4 Swap	337	5.06	5.06

OIL AND NATURAL GAS RESERVES

The following tables are a consolidation of the APF Reserve Report and the Hawk Reserve Report. See "Principal Producing Properties". **The present worth values of probable reserves have been reduced by 50% to reflect the degree of risk associated with the recovery of such reserves. It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes and general and administrative costs. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Price Assumptions)

	APF and Hawk Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	($000)	10%	15% ($000)	20%
Proved										
Producing	169,930	16,421	132,312	57,655	4,732	639	372,766	238,617	207,625	185,505
Non-Producing	49,670	3,886	17,930	12,640	301	132	76,780	45,595	37,467	31,655
Total Proved	219,600	20,307	150,242	70,295	5,033	771	449,546	284,212	245,092	217,160
(Risked)										
Probable Additional	51,166	4,012	19,735	11,447	2,272	79	84,915	36,205	27,482	21,954
TOTAL	270,766	24,319	169,977	81,742	7,305	850	534,461	320,417	272,574	239,114

Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Price Assumptions)

	APF and Hawk Interest in Reserves						Present Worth of Future Net Pre-Tax Cash Flows			
	Crude oil (mstb)		Natural gas (mmcf)		Natural gas liquids (mstb)		Undis-Counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net	($000)	10%	15% ($000)	20%
Proved										
Producing	171,356	17,032	134,275	58,056	4,842	649	632,223	381,076	325,413	286,387
Non-Producing	49,726	3,992	18,240	12,690	317	133	138,214	82,789	68,630	58,497
Total Proved	221,082	21,024	152,515	70,746	5,159	782	770,437	463,865	394,043	344,884
(Risked)										
Probable Additional	51,460	4,130	20,114	11,568	2,291	82	142,285	60,885	46,628	37,569
TOTAL	272,542	25,154	172,629	82,314	7,450	864	912,722	524,750	440,671	382,453

Notes:

(1) As a result of rounding, certain column amounts may not add to the corresponding total amount set out in the tables.

(2) "Crude Oil" is a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas.

"Natural Gas" refers to the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially a gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel.

"Natural Gas Liquids" refer to those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof.

"Gross Reserves" means the 100% working interest lease values.

"Net Reserves" means the total of the APF and Hawk working interests and/or royalty interests share of reserves before deducting the amounts attributable to the royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the royalty percentage calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling price the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

"Proved Producing Reserves" means those proved reserves that are actually on production and could be recovered from existing wells and facilities or, if facilities have not been installed, that would involve a small investment relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non-Producing Reserves" means those proved reserves that are not classified as producing.

(3) The escalated price and cost case assumes the continuance of current laws and regulations and any increases in selling prices also accounts for inflation. The product price forecasts used are as follows:

Natural Gas
Effective January 1, 2003

Year	US Gulf Coast Gas Price @ Henry Hub Constant 2003 $ $US/mmbtu	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price @ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate Spot Constant 2003 $ $/mmbtu	Alberta Plant Gate Spot Then Current $/mmbtu	Alberta Plant Gate ARP $/mmbtu	Alberta Plant Gate Aggregator $/mmbtu	Alberta Plant Gate Alliance $/mmbtu	Saskatchewan Plant Gate SaskEnergy $/mmbtu	Saskatchewan Plant Gate Spot $mmbtu	Sumas Spot $US/mmbtu	British Columbia CanWest Plant Gate $/mmbtu	British Columbia Spot Plant Gate $/mmbtu	Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
2003 Full Year	4.20	4.20	4.30	5.65	5.40	5.40	5.35	5.20	5.00	5.50	5.65	3.80	5.15	5.30	35.00	10.50
2004	3.75	3.80	3.95	5.00	4.75	4.80	4.75	4.65	4.45	4.90	5.00	3.50	4.55	4.80	35.00	9.50
2005	3.50	3.60	3.80	4.70	4.35	4.50	4.50	4.50	4.15	4.65	4.70	3.30	4.50	4.50	35.00	8.50
2006	3.50	3.65	3.90	4.85	4.45	4.65	4.65	4.65	4.25	4.80	4.85	3.45	4.65	4.65	40.00	16.00
2007	3.50	3.70	3.95	4.85	4.35	4.65	4.65	4.65	4.30	4.80	4.85	3.45	4.65	4.65	45.00	22.50
2008	3.50	3.75	4.00	4.85	4.30	4.65	4.65	4.65	4.35	4.80	4.85	3.45	4.65	4.65	46.00	24.00
2009	3.50	3.80	4.05	4.85	4.25	4.65	4.65	4.65	4.45	4.80	4.85	3.45	4.65	4.65	47.00	25.50
2010	3.50	3.90	4.10	4.90	4.20	4.70	4.70	4.70	4.50	4.85	4.90	3.50	4.70	4.70	48.00	27.00
2011	3.50	3.95	4.20	4.95	4.20	4.75	4.75	4.75	4.60	4.90	4.95	3.55	4.75	4.75	49.00	29.00
2012	3.50	4.00	4.25	5.05	4.25	4.85	4.85	4.85	4.70	5.00	5.05	3.60	4.85	4.85	50.00	30.50
2013	3.50	4.05	4.30	5.10	4.20	4.90	4.90	4.90	4.75	5.05	5.10	3.65	4.90	4.90	51.00	32.00
2014+	3.50	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.20	+1.5%/yr				Escalate at 1.5% per year					+1.5%/yr	

Notes:

(a) Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.

(b) The plant gate price represents the price before raw gas gathering and processing charges are deducted.

(c) Spot refers to weighted average one month price.

Crude Oil
Effective January 1, 2003

			West Texas Intermediate Crude Oil at Cushing Oklahoma		Brent Blend Crude Oil FOB North Sea		Light, Sweet Crude Oil (40 API, 0.3% S) at Edmonton		Bow River Crude Oil Stream Quality at Hardisty		Heavy Crude Oil Proxy (12 API) at Hardisty		Medium Crude Oil (29 API, 2.0% S) at Cromer		Alberta Natural Gas Liquids (Then Current Dollars)			
	Inflation	Exchange Rate	Constant 2003 $	Then Current	Constant 2003 $	Then Current	Constant 2003 $	Then Current	Constant 2003 $	Then Current	Constant 2003	Then Current	Constant 2003 $	Then Current	Spec Ethane	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus
'ear	%	$US/$Cdn	$US/bbl	$US/bbl	$US/bbl	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl
)03 'ull 'ear	1.5	0.650	25.50	25.50	24.00	24.00	38.50	38.50	29.50	29.50	23.50	23.50	33.00	33.00	18.75	24.75	27.25	39.50
)04	1.5	0.660	21.75	22.00	20.25	20.50	32.00	32.50	25.00	25.50	20.00	20.25	28.50	29.00	16.75	19.75	21.50	33.00
)05	1.5	0.670	20.50	21.00	19.00	19.50	29.50	30.50	23.75	24.50	19.00	19.50	26.25	27.00	15.75	19.50	20.50	31.00
)06	1.5	0.670	20.00	21.00	18.75	19.50	29.25	30.50	24.00	25.00	19.25	20.25	26.25	27.50	16.25	19.50	20.50	31.00
)07	1.5	0.680	20.00	21.25	18.50	19.75	28.75	30.50	23.50	25.00	19.00	20.25	26.00	27.50	16.25	19.50	20.50	31.00
)08	1.5	0.680	20.00	21.75	18.75	20.25	28.75	31.00	23.75	25.50	19.25	20.75	26.00	28.00	16.25	19.75	21.00	31.50
)09	1.5	0.680	20.00	22.00	18.75	20.50	28.75	31.50	23.75	26.00	19.50	21.25	26.00	28.50	16.25	20.25	21.50	32.00
)10	1.5	0.680	20.00	22.25	18.75	20.75	28.75	32.00	24.00	26.50	19.50	21.75	26.25	29.00	16.25	20.50	22.00	32.50
)11	1.5	0.680	20.00	22.50	18.75	21.00	28.75	32.50	24.00	27.00	19.75	22.25	26.25	29.50	16.50	20.75	22.50	33.00
)12	1.5	0.680	20.00	23.00	18.75	21.50	28.75	33.00	24.00	27.50	20.00	22.75	26.25	30.00	17.00	21.00	23.00	33.50
)13	1.5	0.680	20.00	23.25	18.75	21.75	28.75	33.50	24.25	28.00	20.00	23.25	26.25	30.50	17.00	21.50	23.50	34.00
14+	1.5	0.680	20.00	+1.5%/yr	18.75	+1.5%/yr	28.75	+1.5%/yr	24.25	+1.5%/yr	20.00	+1.5%/yr	26.25	+1.5%/yr		Escalate at 1.5% per year		

Notes:

(4) Operating and capital costs were escalated from 2003 base levels at 1.5% per annum.

(5) Economic forecasts were prepared for each property on a before income tax basis.

(6) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(7) Royalty credits under the ARC plan have been included in the analysis at the property level where individual wells qualify for ARC.

(8) Field administrative expenses payable by APF and Hawk were included in the operating cost forecasts of the properties. Office administrative expenses and overhead recovery were not included in the above analysis.

(9) Estimates for well abandonments have been included in the above analysis; facility abandonment and site restoration have not been included in the above analysis.

(10) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the APF Reserve Report and Hawk Reserve Report were based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted.

DESCRIPTION OF THE TRUST UNITS

General

The Trust is authorized to issue a maximum of 500 million Trust Units pursuant to the Trust Indenture. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. No Unitholder will be liable to pay any further calls or assessments in respect of the Trust Units. The Trust is also authorized to issue an unlimited number of Special Voting Units entitling the holders to the number of votes at meetings of Unitholders as prescribed by the Board of Directors of APF Energy. The Special Voting Units do not confer upon the holders any other rights. None of the Special Voting Units have been issued.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the Trustee and the form of Trust Unit certificates. Among other things, amendments to the Trust Indenture, the early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety or disposing of the Royalty requires the approval by extraordinary resolution of the Unitholders.

The foregoing is a summary of certain provisions of the Trust Indenture. For a complete description of such indenture, reference should be made to the Trust Indenture, copies of which may be viewed at the offices of, or obtained from APF Energy.

Cash Distributions of Distributable Income

The Trust's distributable income is distributed to Unitholders on a monthly basis. Distributions for a particular production month are generally announced via news release during the third week of the following month. Unitholders of record on the Distribution Record Date (the last day of the month following a production month, or if that is not a business day, the next business day) are entitled to receive cash distributions of distributable income for the applicable production month. APF Energy calculates the distributable income and it is paid by the Trustee to Unitholders 15 days following the Distribution Record Date or, if such date is not a business day, on the next business day.

The Trust is entitled not to pay out all distributable income to Unitholders, but may retain a portion, as is reasonably determined by APF Energy, to fund capital expenditures, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. The Trust's current policy is to distribute $0.165 per Trust Unit per month ($1.98 per Trust Unit per year).

The expenses incurred in operating the Trust and the Trustee's fees attributable to the Trust Units form part of general and administrative costs which are a deduction in the calculation of Royalty Income (as defined in the Trust Indenture).

Additional Information

For additional information respecting the Trust Units, including information respecting redemption rights attached to the Trust Units, Unitholders' meetings and amendments to the Trust Indenture, see "Organization of the Trust" in the Trust's AIF.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low closing prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

Period	Price Range High ($)	Price Range Low ($)	Volume
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
July	10.80	10.11	1,736,176
August	10.89	10.27	697,071
September	10.68	10.39	1,181,344
October	10.71	9.70	1,298,700
November	10.37	9.25	1,753,843
December	10.06	9.00	2,255,156
2003			
January	10.40	9.66	1,878,757
February	10.70	10.06	2,032,357
March 1 - 18	10.95	10.28	1,312,684

On March 18, 2003, the closing price of the Trust Units on the TSX was $10.28.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2001, as at September 30, 2002 and as at February 28, 2003, both prior to and after giving effect to the issue of Trust Units pursuant hereto and the completion of the Acquisition.

	Authorized	As at December 31, 2001 (audited)	As at September 30, 2002 (unaudited)	As at February 28, 2003 before giving effect to the Offering and the Acquisition (unaudited)	As at February 28, 2003 after giving effect to the Offering and the Acquisition (unaudited)(4)(5)
Bank Debt(1)	$130,000,000	$59,250,000	$61,000,000	$103,000,000	$98,710,748
Trust Units(2)(3)	500,000,000	$141,068,870 (15,583,880 Trust Units)	$205,668,695 (22,268,734 Trust Units)	$252,209,521 (26,943,227 Trust Units)	$299,383,521 (4)(5) (31,743,227 Trust Units)

Notes:

(1) As at the date hereof, APF Energy has a syndicated credit facility to a maximum of $130 million. Amounts borrowed are available as a committed 364 day revolving loan (convertible to a one year term loan) by way of Canadian dollar loans, Bankers' Acceptances, U.S. dollar loans, LIBOR loans and Letters of

Credit and Letters of Guarantee. See "Recent Developments – Amendment of Credit Facilities". As at February 28, 2003, $103.0 million was drawn under APF Energy's revolving demand loan. Security for amounts outstanding is provided by an assignment of material natural gas contracts and a demand debenture in the face amount of $175,000,000 containing a first fixed charge on the oil and natural gas properties of APF Energy and a first floating charge on all of its other properties together with guarantees and other security from affiliates of APF Energy. A general assignment of book debt is also registered in all provinces of operation of APF Energy.

(2) The Trust has also issued 233,696 options to purchase Trust Units to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". 441,233 rights have been issued under the Incentive Plan as at the date hereof.

(3) The Trust has also issued Warrants to acquire 1,692,755 Trust Units as partial payment for all of the shares of Kinwest and Sellco.

(4) This assumes the offering consists of the issuance of 4,800,000 Trust Units. If the Underwriter's Option is exercised in full, the Trust will have 32,743,227 Trust Units outstanding, total capitalization of $309,263,521 and bank debt of $88,830,748. Bank debt for Nycan is as set forth in the Pro-Forma Consolidated Financial Statements for the Nine Months ended September 30, 2002.

(5) If the Acquisition is not completed, the Trust will have 31,743,227 Trust Units outstanding, total capitalization of $299,383,521 and bank debt of $55,826,000 (32,743,227, $309,263,521 and $45,946,000 respectively, if the Acquisition is not completed and the Underwriters' Option is exercised in full).

(6) On a consolidated cumulative basis, distributions exceeded retained earnings by $63,873,227 and accumulated future income taxes totaled $47,195,212 as at September 30, 2002.

(7) As at September 30, 2002, the consolidated Unitholders' equity totalled $141.8 million consisting of $205.7 million of net capital contributions, (plus $36,531,162 of retained earnings less $100,404,389 of cumulative royalty distributions declared).

USE OF PROCEEDS

The estimated net proceeds of this issue are $47,174,000 ($57,054,000 if the Underwriters' Option is exercised in full), after deducting the Underwriters' fee of $2,496,000 ($3,016,000 if the Underwriters' Option is exercised in full) and the expenses of the issue, estimated to be $250,000. See "Plan of Distribution". The net proceeds will be used by the Trust to fund the proposed Acquisition of Nycan and for general corporate purposes of APF Energy (including ongoing capital expenditures and future acquisitions), initially as a temporary repayment of its indebtedness. If the Acquisition is not completed, the Trust currently intends to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated March 12, 2003 among the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Research Capital Corporation and Griffiths McBurney & Partners as underwriters (collectively, the "Underwriters"), the Trust has agreed to sell and the Underwriters have agreed to purchase on April 2, 2003, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $10.40 per Trust Unit for total gross consideration of $49,920,000 payable in cash to the Trust against delivery of the Trust Units. The price of the Trust Units offered hereby was determined by negotiation between APF Energy, on behalf of the Trust, and the Underwriters. In consideration for their services in connection with this offering, the Underwriters will be paid a fee of $2,496,000 ($3,016,000 if the Underwriters' Option is exercised in full).

The Trust has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the date of closing, to purchase up to an additional 1,000,000 Trust Units on the same terms as this offering. If the Underwriters' Option is exercised in full, the total offering will be $60,320,000, the Underwriters' fee will be $3,016,000 and the net proceeds of the offering will be $57,304,000, before deducting expenses of this offering, estimated to be $250,000. This short form prospectus also qualifies the distribution the Underwriters' Option and any Trust Units that are issued pursuant to the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will indemnify the Underwriters and their agents, directors, officers, shareholders and employees against certain liabilities and expenses.

Pursuant to policy statements of the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the

purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with this offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust or the issuance of Trust Units pursuant to the Trust's Distribution Reinvestment Plan or upon exercise of the Warrants.

Certificates for the Trust Units will be available for delivery at the closing of this offering, which is expected to take place on or about April 2, 2003.

The offering under this short form prospectus is scheduled to close on or about April 2, 2003, which is after the record date for the next distribution by the Trust to Unitholders to be paid on April 15, 2003. Accordingly, subscribers who purchase Trust Units pursuant to the offering will not be eligible to receive the distribution that will be paid to Unitholders on April 15, 2003 but will be eligible to receive the distribution that will be paid to Unitholders on or about May 15, 2003.

The Trust has applied to list the Trust Units offered hereunder on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Trust Units offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) except in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the Securities Act.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") which are lenders to APF Energy and to which APF Energy was indebted as of February 28, 2003 in the amount of $103.0 million (of which their syndicated portion is $71.1 million). Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds will be used by the Trust to fund the proposed Acquisition of Nycan and for general corporate purposes of APF Energy (including ongoing capital expenditures and future acquisitions), initially as a temporary repayment of its indebtedness. If the Acquisition is not completed, the Trust currently intends to temporarily repay a portion of its committed revolving demand credit facility and invest in short term money market instruments and ultimately to use such funds for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Consolidated Capitalization of the Trust." The decision to distribute the Trust Units hereby and the determination of the terms of distribution were made through negotiations between APF Energy on behalf of the Trust and the Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and the terms thereof. See "Use of Proceeds".

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, counsel to the Trust and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to holders of Trust Units who, for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), are residents of Canada, hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. A Trust Unit will generally be capital property to a Unitholder unless it is held in the course of carrying on a business of trading or dealing in securities, or has been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder of Trust Units that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market" rules; (ii) a holder, an interest in which would be a "tax shelter investment"; or (iii) a holder that is a "specified financial institution", all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Customs and Revenue Agency (the "CCRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CCRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for certain aspects relating to ARC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurances can be given in this regard.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a holder will depend on the holder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.

The Trust

Status of the Trust

Based on certain factual representations made by APF Energy, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will so qualify at all times. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

ARC Entitlement

The Trust is entitled to claim ARC under current legislation. Under current legislation, the ARC is based on a price-sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts in respect of the Royalty paid or payable to it in the year, including any amounts subject to set-off, and including any amounts paid by it to APF Energy or APF Partnership in that year in respect of reimbursed Crown Royalties. The Trust will also be required to include in its income for each taxation year, all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding taxation year.

Administrative

In computing its income the Trust is entitled to deductions in respect of reasonable administrative expenses, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account, determined on a declining balance basis and 20% of the total issue expenses of this offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy or APF Partnership and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

Subject to the Proposed Amendments discussed below, the Trust will be entitled to a deduction in respect of resource allowance equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations to the Tax Act. Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy or APF Partnership in the year.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders - Income from Trust Units". Insofar as it is intended that all amounts otherwise taxable to the Trust will be allocated to Unitholders, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.

Proposed Amendments

The March 3, 2003 Technical Paper

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five-year period:

(i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21 percent, beginning with a one percentage point reduction effective January 1, 2003, and

(ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25 percent resource allowance.

The Technical Paper also proposes that the percentage of ARC that the Trust will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Taxation of Unitholders

Each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income or "resource profits" for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust and such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The

non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year but will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount would be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder of the Trust Units plus any reasonable costs associated with the disposition. Generally, one-half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One-half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder which is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans all as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. APF Energy has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for Exempt Plans, registered or pension plans or other persons subject to tax under Part XI of the Tax Act.

RISK FACTORS

The following are certain factors related to the business of the Trust which Unitholders should carefully consider before deciding whether to invest in the Trust Units.

Acquisition Risks

There are commercial risks that the Acquisition will not be completed on the terms negotiated or at all. If the Acquisition is not completed and the Trust does not use the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the offering will be dilutive to future cash distributions.

APF Energy entered into the agreement respecting the Acquisition and recently completed the acquisition of Hawk to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of these acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as APF Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Nycan, Hawk and APF Energy. The integration of Nycan, Hawk, and APF Energy will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect APF Energy's ability to achieve the anticipated benefits of the acquisitions.

Business of APF Energy and APF Partnership

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in this section entitled "Risk Factors") is based on engineering and economic assessments made by

independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties of APF Energy.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

In 1994, the United Nations' Frame Work Convention on Climate Change came into force and three years later led to the Kyoto Protocol which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gasses. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. As a result of the ratification of the Kyoto Protocol and the adoption of legislation or other regulatory initiatives designed to implement its objectives by the federal or provincial governments, reductions in greenhouse gasses from APF Energy's oil and natural gas operations may be required which could result in, among other things, increased operating and capital expenditures and reduction in the production of crude oil and natural gas.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price

fluctuations. APF Energy may also manage the risk associated with changes in foreign exchange rates by entering into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore APF Energy is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

Investment Eligibility

If APF Energy ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the plan's registration may be revoked.

Return of Capital

Trust Units will have no value when reserves from APF Energy's properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a syndicated credit facility in the amount of $130 million, of which $103.0 million was drawn as of February 28, 2003. See "Consolidated Capitalization of the Trust". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Act.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Energy will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally and any liability will be limited to and satisfied only

out of the assets of the Trust. The principal investment of the Trust is made pursuant to the royalty agreements which govern payment of the Royalty to the Trust, which contains such provisions. Notwithstanding these provisions, Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of APF Energy and the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The Registrar and Transfer Agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Toronto, and Calgary.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon, on behalf of the Trust and APF Energy by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the directors, officers and associates of each of Gilbert Laustsen Jung Associates Ltd. and Ashton Jenkins Mann, as a group do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to compilation only, the accompanying pro-forma consolidated statements of operations and cash distributions of APF Energy Trust for the year ended December 31, 2001 which have been prepared for inclusion in the prospectus relating to the distribution and issue of 4,800,000 Trust Units ($49,920,000) at $10.40 per Trust Unit. In our opinion, the pro-forma consolidated statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the December 31, 2001 pro-forma consolidated financial statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta
March 19, 2003

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Nycan Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	*Saskatchewan* Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $ (2)	Total $
Revenue										
Oil and natural gas	68,038,666	12,610,237	9,526,604	14,094,616	15,382,000	5,260,905	8,289,280	133,202,308	-	133,202,308
Royalties expense, net of ARC	(13,363,789)	(2,160,880)	(1,673,464)	(2,314,360)	(2,726,000)	(1,156,759)	(1,497,333)	(24,892,585)	-	(24,892,585)
Other operating revenue	1,885,657	-	-	2,103	-	-	152,053	2,039,813	-	2,039,813
	56,560,534	10,449,357	7,853,140	11,782,359	12,656,000	4,104,146	6,944,000	110,349,536	-	110,349,536
Expenses										
Operating	13,086,271	3,128,812	2,418,332	3,005,041	2,994,000	720,591	2,290,667	27,643,714		27,643,714
General and administrative – net	3,360,236	441,964	-	746,648	684,000	229,580	-	5,462,428	889,954(vi)	6,352,382
Management fee	1,503,291	-	-	-	-	-	-	1,503,291	1,373,061(iii)	2,876,352
Interest on bank debt	3,047,933	464,566	-	373,065	264,000	100,550	-	4,250,114	2,883,134(ii)	7,133,248
Capital and other taxes	1,172,302	-	-	-	-	-	-	1,172,302	716,192(vii)	1,888,494
Depletion and amortization	19,778,736	2,544,504	-	2,740,512	3,398,000	765,642	-	29,227,394	15,836,267(i)	45,063,661
Site restoration	1,292,645	157,738	-	-	-	-	-	1,450,383	1,150,596(v)	2,600,979
	43,241,414	6,737,584	2,418,332	6,865,266	7,340,000	1,816,363	2,290,667	70,709,626	22,849,204	93,558,830
Income before taxes	13,319,120	3,711,773	5,434,808	4,917,093	5,316,000	2,287,783	4,653,333	39,639,910	(22,849,204)	16,790,706
Provision for income taxes (recovery)										
Current	-	880,892	-	213,045	44,000	1,204,687	-	2,342,624	(1,970,390)(iv) (372,234)(vii)	-
Future	(5,173,528)	660,651	-	1,505,813	1,510,000	-	-	(1,497,064)	(7,418,532)(ix)	(8,915,596)
	(5,173,528)	1,541,543	-	1,718,858	1,554,000	1,204,687	-	845,560	(9,761,156)	(8,915,596)
Income for the year before minority interest	18,492,648	2,170,230	5,434,808	3,198,235	3,762,000	1,083,096	4,653,333	38,794,350	(13,088,048)	25,706,302
Minority interest	348,984	-	-	-	-	-	-	348,984	318,833	667,817
Net income for the year	18,143,664	2,170,230	5,434,808	3,198,235	3,762,000	1,083,096	4,653,333	38,445,366	(13,406,881)	25,038,485
Net income per share/unit – Basic	1.44	.33								0.96
Net income per share/unit – Diluted	1.44	.31								0.96

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2001

	APF Energy Trust Year Ended December 31, 2001 $	Kinwest Year Ended December 31, 2001 $	Sellco Year Ended December 31, 2001 $	Hawk Year Ended December 31, 2001 $	Nycan Year Ended December 31, 2001 $	Alliance Energy Inc. Three Months Ended February 28, 2001 $	Saskatchewan Acquisition Four Months Ended April 30, 2001 $	Combined $	Adjustments $	Total $
									(2)	
Oil and natural gas sales	68,038,666	12,610,237	9,526,604	14,094,616	15,382,000	5,260,905	8, 289,280	133,202,308	-	133,202,308
Other operating revenue	1,885,657	-	-	2,103	-	-	152,053	2,039,813	-	2,039,813
Gross overriding royalties and lessor's royalties	(6,128,274)	(1,005,609)	(845,951)	(651,226)	(1,261,000)	(534,887)	(226,063)	(10,653,010)	-	(10,653,010)
	63,796,049	11,604,628	8,680,653	13,445,493	14,121,000	4,726,018	8,215,270	124,589,111	-	124,589,111
Less										
Operating costs	13,086,271	3,128,812	2,418,332	3,005,041	2,994,000	720,591	2,290,667	27,643,714	-	27,643,714
General and administrative expense	2,893,732	441,964	-	746,648	684,000	229,580	-	4,995,924	889,954(vi)	5,885,878
Management fees	1,503,291	-	-	-	-	-	-	1,503,291	1,373,061(iii)	2,876,352
Debt services charges	3,047,933	464,566	-	373,065	264,000	100,550	-	4,250,114	2,883,134(ii)	7,133,248
Abandonment fund contribution	425,000	-	-	-	-	-	-	425,000	-	425,000
Capital and other taxes	1,172,302	-	-	-	-	-	-	1,172,302	716,192(vii)	1,888,494
Capital expenditures	16,224,837	-	-	-	-	-	-	16,224,837	-	16,224,837
Drawdown on credit facilities	(16,224,837)	-	-	-	-	-	-	(16,224,837)	-	(16,224,837)
	22,128,529	4,035,342	2,418,332	4,124,754	3,942,000	1,050,721	2,290,667	39,990,345	5,862,341	45,852,686
Income subject to the Royalty	41,667,520	7,569,286	6,262,321	9,320,739	10,179,000	3,675,297	5,924,603	84,598,766	(5,862,341)	78,736,425
99% of income subject to the Royalty	41,250,845	7,493,593	6,199,698	9,227,532	10,077,210	3,638,544	5,865,357	83,752,779	(5,803,718)	77,949,061
Crown charges net of ARC	(7,163,159)	(1,143,718)	(819,238)	(1,663,134)	(1,450,350)	(621,872)	(1,258,557)	(14,120,028)	-	(14,120,028)
General and administrative costs of the Trust	(466,504)	-	-	-	-	-	-	(466,504)	-	(466,504)
Distributable income	33,621,182	6,349,875	5,380,460	7,564,398	8,626,860	3,016,672	4,606,800	69,166,247	(5,803,718)	63,362,529
Repayment of capital (working capital reserve)	3,689,669	(6,349,875)	(5,380,460)	(7,564,398)	(8,626,860)	(3,016,672)	(4,606,800)	(31,855,396)	35,545,065(viii)	3,689,669
Cash available to be distributed	37,310,851	-	-	-	-	-	-	37,310,851	29,741,347	67,052,198
Cash distributed to date	34,973,269	-	-	-	-	-	-	34,973,269	29,741,347	64,714,616
Cash distribution payable	2,337,582	-	-	-	-	-	-	2,337,582	-	2,337,582
Actual/deemed cash distribution declared per unit	2.98	-	-	-	-	-	-	-	-	2.56

1. Basis of presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Alliance Energy Inc. ("Alliance"), including the Saskatchewan Properties, the purchase of Kinwest Resources Inc. ("Kinwest") and a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Alliance, Kinwest, Sellco, Hawk and Nycan are involved in oil and gas exploration, development and production in Canada. The pro-forma consolidated financial statements have been prepared from information derived from the December 31, 2001 audited consolidated historical financial statements of the Trust, the February 28, 2001 unaudited financial statements of Alliance (as filed with applicable regulatory authorities), the April 30, 2001 Saskatchewan Properties' unaudited schedule of revenues and operating expenses (as set out in the prospectus of the Trust dated June 21, 2001), the Kinwest December 31, 2001 audited financial statements, the December 31, 2001 audited schedule of revenues, royalties and operating expenses of Sellco, the Hawk December 31, 2001 audited financial statements, the Nycan December 31, 2001 audited financial statements and the assumptions set out in note 2 below. The pro-forma statements also give effect to the funds raised by prospectus and private placement in 2001 and the February 1, 2002 prospectus, but do not give effect to the funds being raised by this prospectus.

The Trust, Alliance and Saskatchewan Properties' financial information is incorporated by reference from filed documents of the Trust.

The Saskatchewan Properties were acquired by Alliance on April 30, 2001 following the Trust's acquisition of Alliance on April 11, 2001. The pro-forma consolidated statements of operations and cash distributions give effect to those transactions as if they occurred January 1, 2001.

The Kinwest and Sellco shares were acquired on May 30, 2002 through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco.

The Hawk Shares were purchased by APF Energy Inc. through a take-over bid which closed on February 5, 2003.

The Nycan Shares are to be purchased by APF Energy Inc. through a take-over bid expected to close in April 2003.

The pro-forma consolidated financial statements do not give effect to any purchases of any assets which do not meet the significant test rules as defined by various securities regulations.

The pro-forma consolidated financial statements do not give effect to the completed internalization of management transaction, except that the structuring fee has been waived on the Hawk and Nycan acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business on December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 661,850 Trust Units. The related payments will be capitalized to the extent there was a continuing benefit to the Trust and expensed to the extent that amounts were period costs.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Nycan take-over. In preparing the pro-forma financial statements no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. The acquisition of Hawk and Nycan have been accounted for as business combinations. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Alliance Energy Inc. as at and for the year ended November 30, 2000, the audited financial statements of Kinwest Resources Inc. as at and for the year ended December 31, 2001, the audited

schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2001 and the audited financial statements of Nycan as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") will effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges. The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2001.

(i) the purchase price allocated to the Alliance capital assets, the Saskatchewan Properties, the Kinwest Properties, the Sellco properties, the Hawk properties and the Nycan properties are amortized on a unit-of-production basis;

(ii) the interest for the change in long-term debt, related to the purchases after the use of cash from the issue of Trust Units, excluding the proceeds from the issue of Trust Units pursuant to this prospectus, has been recorded at 7.5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2001. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassified from depletion and amortization;

(vi) general and administrative expense for the Saskatchewan Properties is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(vii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(viii) the Pro-Forma Consolidated Statement of Cash Distributions assumes that the working capital reserve drawdown/capital reduction will remain the same as in the Trust for the year ended December 31, 2001. The distributions to royalty unitholders on a per unit basis are based on 26,209,867 Trust Units assumed outstanding for the year;

(ix) the future tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 7,139,357 Trust Units were outstanding at December 31, 2000, with additional Trust Units of 2,870,000 issued under the February 16, 2001 prospectus, 430,500 Trust Units under the agents' over-allotment option, 901,599 Trust Units issued as part of the purchase of Alliance Energy Inc., 2,200,000 Trust Units issued under the June 21, 2001 prospectus, 850,000 under the agents' over-allotment option, 1,080,000 in a private placement in October, 2001, 3,250,000 under the February 1, 2002 prospectus and 3,990,477 Trust Units issued as part of the settlement for Hawk Shares. At December 31, 2001, there were 15,583,880 Trust Units outstanding. There were 3,385,510 Trust Units and warrants, to acquire 1,692,755 Trust Units, issued as part of the payment for the Kinwest and Sellco shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 on the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Prospectus by reference.

(b) If the acquisitions of Hawk and Nycan result in goodwill, it will represent the excess of the purchase price over the fair value of net assets received. If goodwill results, it will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On March 12, 2003 the Trust, APF Energy and APF Acquisition Trust entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $49,920,000 before expenses and the fee to the Underwriters of $2,496,000, to fund the acquisition of the Nycan shares and for general corporate purposes of APF Energy, initially as a repayment of its indebtedness.

The Trust has granted to the underwriters an option to purchase an additional 1,000,000 Trust Units at $10.40 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to the underwriting agreement.

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have reviewed as to compilation only, the accompanying pro-forma consolidated balance sheet as at September 30, 2002 and statements of operations and cash distributions of APF Energy Trust for the nine months then ended which have been prepared for inclusion in the prospectus relating to the distribution and issue of 4,800,000 Trust Units ($49,920,000) at $10.40 per Trust Unit. In our opinion, the pro-forma consolidated balance sheet and statements of operations and cash distributions have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1 and 2 to the September 30, 2002 pro-forma consolidated financial statements.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta
March 19, 2003

APF Energy Trust
Pro-Forma Consolidated Balance Sheet
(Unaudited)
September 30, 2002

	APF Energy Trust September 30, 2002 $	Hawk Oil Inc. September 30, 2002 $	Nycan Energy Corp. September 30, 2002 $	Combined $	Adjustments (Note 2(a)) $	Total $
ASSETS						
Current assets						
Cash	2,033,218	(458,358)	-	1,574,860	-	1,574,860
Accounts receivable	17,477,482	2,658,564	1,840,000	21,976,046	-	21,976,046
Other current assets	2,678,131	155,443	22,000	2,855,574	-	2,855,574
	22,188,831	2,355,649	1,862,000	26,406,480	-	26,406,480
Site restoration fund	337,588	-	-	337,588	-	337,588
Goodwill	-	-	-	-	16,964,665	16,964,665
Property, plant and equipment	252,434,867	28,089,333	31,514,000	312,038,200	56,047,667	368,085,867
	274,961,286	30,444,982	33,376,000	338,782,268	73,012,332	411,794,600
LIABILITIES						
Current liabilities						
Accounts payable and accrued liabilities	15,491,207	3,656,174	2,793,000	21,940,381	3,516,263	25,456,644
Due to APF Energy Management Inc.	414,300	-	-	414,300	-	414,300
Cash distribution payable	3,340,310	-	-	3,340,310	-	3,340,310
Bank indebtedness	61,000,000	7,100,000	5,763,000	73,863,000	38,441,797	112,304,797
	80,245,817	10,756,174	8,556,000	99,557,991	41,958,060	141,516,051
Future income taxes	47,195,212	6,955,624	6,386,000	60,536,836	23,793,798	84,330,634
Site restoration liability	5,724,789	214,650	503,000	6,442,439	-	6,442,439
	133,165,818	17,926,448	15,445,000	166,537,266	65,751,858	232,289,124
UNITHOLDERS' EQUITY						
Share capital	-	5,049,508	8,161,000	13,210,508	(13,210,508)	-
Unitholders' investment account	205,668,695	-	-	205,668,695	37,710,008	243,378,703
Accumulated earnings	36,531,162	7,469,026	9,770,000	53,770,188	(17,239,026)	36,531,162
Accumulated cash distributions	(100,404,389)	-	-	(100,404,389)	-	(100,404,389)
	141,795,468	12,518,534	17,931,000	172,245,002	7,260,474	179,505,476
	274,961,286	30,444,982	33,376,000	338,782,268	73,012,332	411,794,600

APF Energy Trust
Pro-Forma Consolidated Statement of Operations
(Unaudited)
September 30, 2002

	APF Energy Trust Nine Months Ended September 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Nine Months Ended September 30, 2002 $	Nycan Energy Corp. Nine Months Ended September 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue								
Oil and natural gas	63,425,660	5,405,283	4,181,602	12,375,688	8,009,000	93,397,233	-	93,397,233
Royalties	(13,269,801)	(767,278)	(615,417)	(1,770,340)	(1,404,000)	(17,826,836)		(17,826,836)
Other operating revenue	1,215,015	-	-	-	-	1,215,015		1,215,015
	51,370,874	4,638,005	3,566,185	10,605,348	6,605,000	76,785,412	-	76,785,412
Expenses								
Operating	13,777,525	1,101,075	857,882	3,034,550	2,056,000	20,827,032		20,827,032
Compensation costs arising from sale		2,484,550				2,484,550	(2,484,550) (vi)	-
General and administrative- net	3,087,440	267,332		573,917	805,000	4,733,689	100,649 (vii)	4,834,338
Management fee	1,321,631					1,321,631	642,776 (iii)	1,964,407
Interest on bank debt	1,979,930	152,525		225,893	213,000	2,571,348	1,441,567 (ii)	4,012,915
Capital and other taxes	1,467,798	-				1,467,798	319,071 (viii)	1,786,869
Depletion and amortization	22,974,265	1,020,087		2,939,818	2,595,000	29,529,170	6,412,932 (i)(v)	35,942,102
Site restoration	1,510,949	67,060				1,578,009	372,663 (v)	1,950,672
	46,119,538	5,092,629	857,882	6,774,178	5,669,000	64,513,227	6,805,108	71,318,335
Operating Income	5,251,336	(454,624)	2,708,303	3,831,170	936,000	12,272,185	(6,805,108)	5,467,077
Provision for income taxes (recovery)							23,291(iv)	
Current	-	(9,142)	-	269,922	35,000	295,780	(319,071) (viii)	-
Future	(7,331,282)	(13,232)	-	1,110,411	323,000	(5,911,103)	(1,745,240)(iv)	(7,656,343)
Income before minority interest	12,582,618	(432,250)	2,708,303	2,450,837	578,000	17,887,508	(4,764,088)	13,123,420
Minority interest	275,573					275,573	155,356	430,929
Net income for the period	12,307,045	(432,250)	2,708,303	2,450,837	578,000	17,611,935	(4,919,444)	12,692,491
Net income per unit - basic and diluted	0.62							0.48

APF Energy Trust
Pro-Forma Consolidated Statement of Cash Distributions
(Unaudited)
September 30, 2002

	APF Energy Trust Nine Months Ended September 30, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Nine Months Ended September 30, 2002 $	Nycan Energy Corp. Nine Months Ended September 30, 2002 $	Combined $	Adjustments (Note 2(b)) $	Total $
Revenue								
Oil and natural gas	63,425,660	5,405,283	4,181,602	12,375,688	8,009,000	93,397,233	-	93,397,233
Other operating revenue	1,215,015	-	-	-	-	1,215,015	-	1,215,015
Gross overriding and lessor's royalties	(5,226,718)	(346,079)	(286,412)	(432,126)	(558,000)	(6,849,335)	-	(6,849,335)
	59,413,957	5,059,204	3,895,190	11,943,562	7,451,000	87,762,913	-	87,762,913
Expenses								
Operating costs	13,777,525	1,101,075	857,882	3,034,550	2,056,000	20,827,032	-	20,827,032
Compensation costs arising from sale		2,484,550	-		-	2,484,550	(2,484,550) (vi)	-
General and administrative expense	2,949,347	267,332	-	573,917	805,000	4,595,596	100,649 (vii)	4,696,245
Management fees	1,321,631	-	-		-	1,321,631	642,776 (iii)	1,964,407
Debt service charges	1,979,930	152,525	-	225,893	213,000	2,571,348	1,441,567 (ii)	4,012,915
Capital expenditures	13,395,549	-	-		-	13,395,549	-	13,395,549
Drawdown on credit facilities	(13,395,549)	-	-		-	(13,395,549)	-	(13,395,549)
Abandonment fund contribution	405,000	-	-		-	405,000	-	405,000
Capital and other taxes	1,467,798	-	-		-	1,467,798	319,071 (viii)	1,786,869
	21,901,231	4,005,482	857,882	3,834,360	3,074,000	33,672,955	19,513	33,692,468
Income subject to the Royalty	37,512,726	1,053,722	3,037,308	8,109,202	4,377,000	54,089,958	(19,513)	54,070,445
99% of income subject to the Royalty	37,137,599	1,043,185	3,006,935	8,028,110	4,333,230	53,549,059	(19,318)	53,529,741
Crown charges – net	(7,962,652)	(416,987)	(325,715)	(1,324,832)	(837,540)	(10,867,726)	-	(10,867,726)
General and administrative costs of the Trust	(138,093)	-	-		-	(138,093)	-	(138,093)
Distributable income	29,036,854	626,198	2,681,220	6,703,278	3,495,690	42,543,240	(19,318)	42,523,922
Repayment of capital/ (working capital reserve)	(1,516,163)	(626,198)	(2,681,220)	(6,703,278)	(3,495,690)	(15,022,549)	7,881,947 (ix)	(7,140,602)
Cash available to be distributed	27,520,691	-	-		-	27,520,691	7,862,629	35,383,320
Cash distributed to date	24,180,381	-	-		-	24,180,381	7,862,629	32,043,010
Cash distribution payable	3,340,310	-	-		-	3,340,310	-	3,340,310
Actual/deemed cash distribution declared per unit	1.35							1.35

1. Basis of Presentation

The pro-forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Kinwest, Sellco, Hawk and Nycan are involved in oil and gas exploration, development and production in western Canada. The pro-forma consolidated financial statements have been prepared from information derived from the September 30, 2002 unaudited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the nine month unaudited financial statements of Hawk, the nine month unaudited financial statements of Nycan and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk shares were purchased by the Trust through a take-over bid, which closed February 5, 2003. The Nycan shares will be purchased by the Trust through a take-over bid, expected to close in April 2003. The pro-forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002. The pro-forma consolidated balance sheet gives effect to those transactions as at September 30, 2002.

The pro-forma consolidated financial statements do not give effect to any purchase of any assets that do not meet the significant test rules as defined by various securities regulators.

The pro-forma consolidated financial statements do not give effect to the recently completed internalization of management transaction, except that the structuring fee has been waived on the Hawk and Nycan acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 661,850 Trust Units. The related payments will be capitalized to the extent there was a continuing benefit to the Trust and expensed to the extent that amounts were period costs.

The pro-forma consolidated financial statements do not give effect to the current offering of Trust Units pursuant to this prospectus.

The pro-forma consolidated financial statements may not be indicative of the financial position or the results of operations or royalty distribution of the Trust which will be obtained upon completion of the Acquisition. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the consolidated assets.

Accounting policies used in the preparation of the pro-forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2001. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro-forma financial statements include all adjustments necessary for fair presentation.

The pro-forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2001, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2001 and the audited financial statements of Nycan as at and for the year ended December 31, 2001.

The Trust is an open-ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro-forma adjustments and assumptions

(a) The pro-forma consolidated balance sheet of the Trust as at September 30, 2002 has been prepared as if the following transactions had been completed as of the balance sheet date:

(i) HAWK ACQUISITION

the purchase by the Trust of 100% of the shares of Hawk for $40,566,320 before adjustments and other costs, paid as to $2,856,312 cash and 3,990,477 Trust Units at $9.45 is accounted for as a business combination and allocated as follows:

Property plant and equipment	$58,531,000
Goodwill'	12,260,035
Current assets	2,355,649
Current liabilities	(3,656,174)
Bank debt	(7,100,000)
Future site restoration	(214,650)
Future income taxes	(19,629,540)
Net	42,546,320
Paid by:	
Bank indebtedness	2,856,312
Trust Units	37,710,008
Transaction costs including severance	1,980,000
	$42,546,320

(ii) NYCAN ACQUISITION

the purchase by the Trust of 100% of the shares of Nycan for $36,863,315 before adjustments and other costs, paid 100% in cash is accounted for as a business combination and is allocated as follows:

Property plant and equipment	$57,120,000
Goodwill	4,704,630
Current assets	1,862,000
Current liabilities	(2,793,000)
Bank debt	(5,763,000)
Future site restoration	(503,000)
Future income taxes	(17,505,882)
Net	37,121,748
Paid by:	
Bank indebtedness (net of option proceeds)	35,585,485
Transaction costs including severance	1,536,263
	$37,121,748

(b) The pro-forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets, the Sellco properties, the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units, excluding the proceeds from the issue of Trust Units pursuant to this Prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from the acquired properties subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassed from depletion and amortization.

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro-forma consolidated statement of cash distributions assumes that the working capital reserve drawdown/reduction will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to royalty unitholders on a per unit basis are based on 26,209,867 Trust Units assumed outstanding for the period.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units and warrants to acquire 1,692,755 Trust Units issued as part of the settlement for the Kinwest and Sellco shares and 3,990,477 Trust Units issued as part of the settlement for the Hawk shares. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2001, which are incorporated in this Prospectus by reference.

(b) If the acquisitions of Hawk and Nycan result in goodwill, it will represent the excess of the purchase price over the fair value of net assets received. If goodwill results, it will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On March 12, 2003 the Trust, APF Energy and APF Acquisition Trust entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $49,920,000 before expenses and the fee to the Underwriters of $2,496,000, to fund the acquisition of the Nycan shares and for general corporate purposes of APF Energy, initially as a repayment of its indebtedness.

The Trust has granted to the underwriters an option to purchase an additional 1,000,000 Trust Units at $10.40 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to the underwriting agreement.

INTERIM FINANCIAL STATEMENTS OF KINWEST RESOURCES INC.

Kinwest Resources Inc.
Statement of Operations
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	5,405,283
Royalties	(767,278)
	4,638,005
Expenses	
Operating	1,101,075
Compensation costs arising from sale	2,484,550
General and administrative – net	267,332
Interest on long-term debt	152,525
Depletion and amortization	1,020,087
Site restoration	67,060
	5,092,629
Earnings before income tax	(454,624)
Provision for income taxes (recovery)	
Current	(9,142)
Future	(13,232)
	(22,374)
Net loss for the period	(432,250)

INTERIM FINANCIAL STATEMENTS OF SELLCO

Sellco
Statement of Revenues, Royalties and Operating Expenses
(Unaudited)
For the five month period ended May 30, 2002

	$
Revenue	
Oil and natural gas	4,181,602
Royalties	(615,417)
	3,566,185
Expenses	
Operating	857,882
Operating income	2,708,303

AUDITED OPERATING STATEMENTS FOR SELLCO PROPERTIES

Auditors' Report

To the Directors
Sellco Properties

At the request of Kinwest Resources Inc., we have audited the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001 for the Sellco Properties that are to be purchased by APF Energy Trust under an agreement dated April 16, 2002. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenues, royalties and operating expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for Sellco Properties for the year ended December 31, 2001 in accordance with the basis of accounting disclosed in Note 1.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
April 24, 2002

Sellco Properties 54
Schedule of Revenues, Royalties and Operating Expenses
For the year ended December 31, 2001

Oil and gas sales	$ 9,526,604
Royalties	(1,673,464)
	7,853,140
Operating expenses	2,418,332
Excess of revenues over royalties and operating expenses	$ 5,434,808

The accompanying notes are an integral part of these financial statements.

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Sellco Properties that are to be acquired by APF Energy Trust under an agreement dated April 16, 2002.

The Schedule of Revenues, Royalties and Operating Expenses does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes.

2. Significant accounting policies

Revenue recognition

Revenue from the sale of product is recognized upon delivery to the purchasers and recorded net of transportation costs.

Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements.

Operating costs

Operating costs include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Joint venture operations

Substantially all of the properties are operated through joint ventures, therefore, the Schedule only reflects Sellco's proportionate interest.

FINANCIAL STATEMENTS OF KINWEST

Auditors' Report

To the Directors
Kinwest Resources Inc.

We have audited the balance sheets of Kinwest Resources Inc. as at December 31, 2001, 2000 and 1999 and the statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) *Meyers Norris Penny LLP*
Chartered Accountants

Calgary, Alberta
March 27, 2002

Kinwest Resources Inc.
Balance Sheets
As at December 31

	2001 $	2000 $	1999 $
Assets			
Current			
Accounts receivable	**1,992,731**	3,387,429	1,540,234
Prepaids	**86,348**	49,153	1,252
	2,079,079	3,436,582	1,541,486
Petroleum and natural gas properties and equipment *(Note 3)*	**25,470,727**	21,861,703	11,119,166
	27,549,806	25,298,285	12,660,652
Liabilities			
Current			
Bank indebtedness	**225,987**	318,747	51,745
Accounts payable	**2,718,570**	5,748,251	2,367,481
Income taxes	**166,757**	678,664	21,691
	3,111,314	6,745,662	2,440,917
Long-term debt *(Note 4)*	**7,700,000**	4,910,000	150,000
Future income taxes *(Note 5)*	**3,650,153**	2,989,502	1,143,738
Future site restoration	**606,042**	448,304	269,239
	15,067,509	15,093,468	4,003,894
Shareholders' Equity			
Share capital *(Note 6)*	**7,547,906**	7,440,656	8,163,035
Retained earnings	**4,934,391**	2,764,161	493,723
	12,482,297	10,204,817	8,656,758
	27,549,806	25,298,285	12,660,652

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.

Statements of Earnings and Retained Earnings

For the years ended December 31

	2001 $	*2000* $	*1999* $
Revenue			
Petroleum and natural gas sales	**12,384,110**	12,143,303	4,943,641
Hedging *(Note 10)*	**226,127**	(478,363)	(159,630)
Royalties	**(2,160,880)**	(2,077,682)	(726,133)
	10,449,357	9,587,258	4,057,878
Operating expenses	**3,128,812**	2,583,743	1,550,025
	7,320,545	7,003,515	2,507,853
Expenses			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future site restoration	**157,738**	179,065	131,366
General and administrative	**1,167,751**	918,538	651,381
Recoveries of administrative costs	**(725,787)**	(844,158)	(329,465)
Interest	**464,566**	521,073	152,246
	3,608,772	2,908,900	1,789,924
Earnings before income taxes	**3,711,773**	4,094,615	717,929
Income taxes *(Note 5)*			
Current	**880,892**	701,793	40,543
Future	**660,651**	1,122,384	163,328
	1,541,543	1,824,177	203,871
Net earnings	**2,170,230**	2,270,438	514,058
Retained earnings, beginning of year	**2,764,161**	493,723	(20,335)
Retained earnings, end of year	**4,934,391**	2,764,161	493,723
Earnings per share *(Note 7)*:			
Basic	**$0.33**	$0.34	$0.09
Diluted	**$0.31**	$0.33	$0.09

The accompanying notes are an integral part of these financial statements.

Kinwest Resources Inc.
Statements of Cash Flows
For the years ended December 31

	2001 $	2000 $	1999 $
Cash provided by (used for) the following activities			
Operating Activities			
Net earnings	**2,170,230**	2,270,438	514,058
Add items not involving a current cash outlay			
Depletion and amortization	**2,544,504**	2,134,382	1,184,396
Future income taxes	**660,651**	1,122,384	163,328
Future site restoration	**157,738**	179,065	131,366
Cash flow from operations	**5,533,123**	5,706,269	1,993,148
Changes in working capital balances related to operating activities			
Accounts receivable	**1,394,698**	(1,847,195)	(532,651)
Prepaids	**(37,194)**	(47,901)	1,982
Accounts payable	**(3,029,681)**	3,380,770	218,313
Income taxes	**(511,907)**	656,973	21,691
	3,349,039	7,848,916	1,702,483
Financing Activities			
Proceeds from long-term debt	**2,790,000**	4,760,000	(600,000)
Issuance of shares	**107,250**	1,000	1,686,300
Share issuance costs	**-**	-	(104,620)
	2,897,250	4,761,000	981,680
Investing Activities			
Acquisition of petroleum and natural gas properties and equipment	**(6,157,379)**	(13,386,036)	(2,571,204)
Proceeds from sale of petroleum and natural gas properties and equipment	**3,850**	509,118	-
	(6,153,529)	(12,876,918)	(2,571,204)
Increase (decrease) in cash during the year	**92,760**	(267,002)	112,959
Bank indebtedness, beginning of year	**(318,747)**	(51,745)	(164,704)
Bank indebtedness, end of year	**(225,987)**	(318,747)	(51,745)
Cash flow from operations per share *(Note 7)*:			
Basic	**$0.83**	$0.87	$0.35
Diluted	**$0.78**	$0.84	$0.34

The accompanying notes are an integral part of these financial statements.

1. Nature of business

Kinwest Resources Inc. (the "Company") is engaged in the exploration for and development of petroleum and natural gas reserves in Western Canada.

2. Significant accounting policies

These financial statements have been prepared by the Company's management in accordance with Canadian generally accepted accounting principles. In management's opinion, the financial statements have been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below:

Petroleum and natural gas properties and equipment

The Company follows the full cost method of accounting for petroleum and natural gas properties and equipment, whereby all costs associated with the acquisition of, exploration for and the development of petroleum and natural gas reserves whether productive or unproductive, are capitalized in cost centers. Costs capitalized include land acquisition costs, geological and geophysical expenditures, rentals on undeveloped properties and drilling and overhead expenses related to exploration and development activities. Proceeds from disposition of property sales are credited to the net book value of the property and equipment. Gains and losses are not recognized upon disposition of petroleum and natural gas properties and equipment unless the disposition would significantly alter the rate of depletion.

Costs capitalized are depleted and amortized using the unit-of-production method based on net proved oil and gas reserves as determined by independent and Company engineers. For purposes of the depletion calculation, proved oil and gas reserves are converted to a common unit of measure on the basis of their approximate relative energy content. The carrying value of undeveloped properties is excluded from the depletion calculation.

In applying the full cost method, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion, future income taxes and the site restoration provision from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, based on current prices and costs, and after deducting estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Non-petroleum and natural gas capital assets are amortized at the following rates:

	Method	*Rate*
Office equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Computer software	Declining balance	100%

Additionally, leasehold improvements are amortized on a straight-line basis over the remaining term of the lease. Amortization is recorded at one half of the annual rate in the year of acquisition of an asset.

Future site restoration costs

The Company provides for site restoration and abandonment costs over the life of the proved reserves on a unit-of-production basis. Costs are estimated each year by management based on current regulations, costs, and technology and industry standards. The annual charge to income is recorded as a provision for future site restoration costs and the accumulated liability is classified as long-term liability. Actual costs, as incurred, are charged to the accumulated liability.

2. Significant accounting policies (continued)

Future income taxes

The Company follows the asset and liability method to account for income taxes. The asset and liability method requires that income taxes reflect the future tax consequences of temporary differences between the carrying amounts of assets or liabilities and their tax basis. Future income tax assets and liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect when the underlying items of income and expenses are expected to be realized.

Flow through shares

Income tax legislation permits the flow through to shareholders of income tax deductions relating to certain qualified resource expenditures. The income tax benefits renounced are reflected as a future income tax liability and deducted from the proceeds of share capital, on the basis of the actual amount incurred at year-end.

Hedging

The Company uses certain instruments to manage its exposure to commodity price fluctuations. The net amounts paid or received on contracts designated as hedges are recognized in income during the same period as the related transactions.

Joint ventures

Substantially all of the Company's acquisition, exploration and development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Per share amounts

The Company has retroactively adopted the new Canadian Institute of Chartered Accountants recommendations for per share calculations. The new standard utilizes the treasury stock method in the determination of diluted per share amounts. Under this method, the diluted weighted average number of shares is calculated assuming the proceeds that arise from the exercise of outstanding "in the money" warrants are used to purchase common shares of the Company at their average market price for the period. The new method was applied retroactively. Previously, the Company utilized the imputed earnings method to calculate diluted per share amounts.

Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The amounts recorded for depletion and depreciation of capital assets and the provision for future abandonment and site restoration costs are based on estimates. The ceiling test is based on such factors as estimated proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

3. Petroleum and natural gas properties and equipment

	2001 Cost $	*2001 Net Book Value $*	*2000 Cost $*	*2000 Net Book Value $*	*1999 Cost $*	*1999 Net Book Value $*
Petroleum and natural gas properties and equipment	**33,959,307**	**25,404,989**	27,848,673	21,808,130	15,021,585	11,089,129
Office equipment	**45,099**	**23,747**	39,397	22,514	31,177	17,954
Computer equipment	**65,895**	**29,732**	48,507	21,360	26,293	3,540
Computer software	**65,008**	**4,478**	56,051	9,699	36,653	8,543
Leasehold improvements	**10,846**	**7,781**	-	-	-	-
	34,146,155	**25,470,727**	27,992,628	21,861,703	15,115,708	11,119,166

The ceiling test was calculated using the December 31, 2001 price of CAD $22.40 (2000 - $37.59; 1999 - $37.74) per barrel of oil and CAD $3.52 (2000 - $6.57; 1999 - $2.80) per MCF of gas. Based on these parameters, no write down of properties was required.

The Company has approximately $948,000 (2000 - $829,000; 1999 - $316,000) of undeveloped land which is not subject to depletion.

4. Long-term debt

The Company has available an oil and gas loan credit facility of $11,845,000 which may be drawn upon at the Company's discretion. The principal portion available decreases by $315,000 per month and is payable as to interest only at bank prime plus 3/4%.

Security for the indebtedness is provided by a fixed and floating charge debenture of $15,000,000 and a fixed charge on specified properties.

Interest expense on long-term debt amounted to $464,557 (2000 - $346,978; 1999 - $135,680).

5. Income taxes

The income tax provision differs from the amount that would be expected by applying the current tax rate for the following reasons:

	2001 $	*2000 $*	*1999 $*
Income before income taxes	**3,711,773**	4,094,615	717,929
Expected taxes at 43.12% (2000 and 1999 – 44.62%)	**1,600,516**	1,827,018	320,340
Tax effect of expenses not deductible for tax purposes:			
Non-deductible crown charges	**509,718**	538,180	168,925
Non-deductible depletion	**11,960**	9,137	14,301
Resource allowance	**(876,343)**	(780,625)	(231,223)
Small business deduction	-	(50,649)	(49,823)
Share issuance costs	**(22,950)**	(23,748)	(23,748)
Rate differences	**14,628**	7,220	-
ARC	**(22,963)**	(15,679)	-
Capital taxes	**329,234**	279,127	-
Other	**(2,257)**	34,196	5,099
	1,541,543	1,824,177	203,871

5. Income taxes (continued)

Future income taxes consist of the following temporary differences:

	2001	*2000*	*1999*
	$	*$*	*$*
Petroleum and natural gas properties and equipment	**4,027,318**	3,280,966	1,452,850
Future site restoration	**(261,325)**	(200,033)	(120,134)
Recognition of loss carry forwards	**-**	-	(121,154)
Share issuance costs	**(19,645)**	(44,076)	(67,824)
Resource allowance	**(96,195)**	(47,355)	-
	3,650,153	2,989,502	1,143,738

The Company has available tax pools of approximately $15,940,000 (2000 - $14,230,000; 1999 - $7,461,000) available for deduction against future income taxes indefinitely, the benefit of which has been recognized in these statements. The Company elected to pay income tax on the portion of income eligible for the small business deduction for the year ended December 31, 1999.

6. Share capital

Authorized
Unlimited number of common shares,
Unlimited number of first, second, third and fourth preferred shares, issuable in series, at which time the rights and privileges will be determined.

Issued Common shares	*Number*	*Amount* *$*
Balance, December 31, 1998	5,568,243	6,733,229
Issued for cash		
Flow-through shares	963,600	1,686,300
Future income taxes on renounced resource expenditures	-	(198,556)
	6,531,843	8,220,973
Share Issuance costs (net of future income taxes of $46,681)	-	(57,938)
Balance, December 31, 1999	6,531,843	8,163,035
Issued for cash		
Private Placement	100,000	1,000
Future income taxes on renounced resource expenditures	-	(723,379)
Balance, December 31, 2000	6,631,843	7,440,656
Flow-through shares issued for cash	39,000	107,250
Balance, December 31, 2001	6,670,843	7,547,906

In December 2001, a private placement of 39,000 flow-through shares was completed at a price of $2.75 per share for proceeds of $107,250. The related renunciation was made effective December 31, 2001. Approximately $6,000 of qualifying expenditures had been incurred at that time, with the remainder to be incurred prior to December 31, 2002.

During 1999, the Company issued 963,600 flow-through shares for gross proceeds of $1,686,300. At December 31, 1999, the Company had renounced the entire amount and the required expenditures were made prior to December 31, 2000.

6. **Share capital (continued)**

Reserved for issue

The Company has reserved 1,000,000 (2000 – 950,000; 1999 - 795,000) common shares for issue to directors, employees and service providers with respect to the following outstanding warrants:

Price per Share		Number of warrants	
$	**2001**	2000	1999
1.25	**300,000**	300,000	300,000
1.50	**405,000**	405,000	405,000
1.75	**90,000**	90,000	90,000
2.00	**155,000**	155,000	-
2.75	**50,000**	-	-

The 50,000 warrants at a price per share of $2.75 expire on the earlier of December 31, 2004 or two years after the Company is listed on a public stock exchange with the remainder expiring on the earlier of December 31, 2003 or two years after the Company is listed.

7. **Per share amounts**

The Canadian Institute of Chartered Accountants has approved a new standard for the presentation and disclosure of earnings per share which was retroactively adopted by the Company effective January 1, 2001. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of warrants.

The weighted average number of common shares outstanding during fiscal 2001 was 6,633,018 (2000 – 6,565,542; 1999 – 5,641,843) shares.

The number of shares added to the weighted average number of common shares outstanding for the dilutive effect of warrants using an estimated average share price of $3.00 (2000 - $2.00; 1999 - $1.75) was 470,833 (2000 – 225,000; 1999 – 143,571).

The following table illustrates the diluted earnings per share and diluted cash flow from operations per share under the treasury stock method and imputed earnings method:

	2001	2000	1999
Diluted earnings per share: treasury stock method	**$0.31**	$0.33	$0.09
Diluted earnings per share: imputed earnings method	**$0.31**	$0.32	$0.08
Diluted cash flow from operations per share: treasury stock method	**$0.78**	$0.84	$0.34
Diluted cash flow from operations per share: imputed earnings method	**$0.75**	$0.77	$0.29

8. **Related party transactions**

The Company has entered into joint acquisition agreements with two companies controlled by directors and one by the spouse of a director. The agreements allow for recovery by the Company of a 5% share of the initial capital requirements of any property acquired jointly and 5% of the estimated annual operating income paid monthly, prorated by their respective participation. The agreements have generated $302,468 (2000 - $489,804; 1999 - $101,322) in cost recoveries. Accounts receivable includes $nil (2000 - $637,181; 1999 - $359,572) and accounts payable includes $637,355 (2000 - $845,766; 1999 - $65,017) related to these companies. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. **Commitments and contingency**

The Company has entered into a lease for office space. The Company has the following minimum annual lease payments:

2002	$37,000
2003	$9,300

The Company has been named as co-defendant in a legal action concerning participation in a producing property. Management believes that the claim is without merit and has made no provision for settlement.

10. Financial instruments

The Company's financial instruments consist of accounts receivable, bank indebtedness, accounts payable and long-term debt. At December 31, 2001, 2000 and 1999, there are no significant differences between carrying value and fair values due to the short terms to maturity or settlement.

A substantial portion of the Company's accounts receivable are concentrated with few purchasers of commodities and joint venture partners in the oil and gas industry and are subject to normal industry credit risk. Management considers these concentrations of credit risk to be minimal, as the purchasers are considered to be major industry participants.

Hedging contracts

The following hedge commitments are outstanding at December 31, 2001:

(a) oil price collar for 165 barrels per day for the period June 2001 to May 2002 with a floor of WTI $26.00 US/barrel and a ceiling of $29.50 US/barrel.
(b) oil price collar for 165 barrels per day for the period October 2001 to May 2002 with a floor of WTI $24.25 US/barrel and a ceiling of $28.25 US/barrel.

At December 31, 2001, the Company had earned CAD $226,127 under the hedge. The market value of the hedge for the remaining term to May 31, 2002 approximated CAD $503,000 at December 31, 2001.

Subsequent to December 31, 2001, the Company entered into an oil price collar for 330 barrels per day for the period June 2002 to December 2002 with a floor of WTI $24.00 US/barrel and a ceiling of $25.88 US/barrel.

During the year ended December 31, 2000, the Company settled fixed price contracts whereby it sold:

(c) 100 barrels of oil per day at $30.90 CAD/barrel until March 31, 2000.
(d) 200 barrels of oil per day at $29.58 CAD/barrel until September 30, 2000.

11. Supplemental cash flow information

Interest and income and capital taxes paid:

	2001 $	*2000* $	*1999* $
Interest	**464,566**	521,073	152,246
Income and capital taxes	**1,341,265**	20,765	23,126

CERTIFICATE OF THE TRUST

Dated: March 19, 2003

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(Signed) Martin Hislop Chief Executive Officer	*(Signed) Alan MacDonald* Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Steven Cloutier	*(Signed) Donald Engle*

CERTIFICATE OF THE UNDERWRITERS

Dated: March 19, 2003

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Mark Herman*

CIBC World Markets Inc.

By: *(Signed) Brenda A. Mason*

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By: *(Signed) David M. Vetters*

BMO Nesbitt Burns Inc.

By: *(Signed) R. Bradley Hurtubise*

Canaccord Capital Corporation

By: *(Signed) Stephen Mullie*

Dundee Securities Corporation

By: *(Signed) David G. Anderson*

Research Capital Corporation

By: *(Signed) Beth Shaw*

Griffiths McBurney & Partners

By: *(Signed) Thomas A. Budd*